               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                     --------------------

                           FORM 10/A
                        AMENDMENT NO. 2

          GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR 12(g) OF
              THE SECURITIES EXCHANGE ACT OF 1934

                     --------------------

               EVANS WITHYCOMBE RESIDENTIAL, L.P.
     (Exact name of registrant as specified in its charter)

        Delaware                               86-0766007
(State or Other Jurisdiction         (I.R.S. Employer Identification No.)
of Incorporation or Organization)

             6991 East Camelback Road, Suite A-200
                   Scottsdale, Arizona  85251
            (Address of principal executive offices)

                         (602) 840-1040
      (Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class              Name of Each Exchange on Which
to be so Registered              Each Class is to be Registered
---------------------            --------------------------------
Not applicable                   Not applicable

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                         Title of Class
                         --------------

                Partnership Interests ("Units")

ITEM 1.  BUSINESS


     Evans Withycombe Residential, L.P. (the "Operating Partnership") is one of the largest developers and managers of upscale apartment communities in Arizona and has expanded its operations into selected sub-markets in Southern California. The Operating Partnership's property portfolio consists of stabilized properties and properties under construction and in lease-up. The Operating Partnership owns and manages 44 stabilized multifamily apartment communities located in Arizona and seven stabilized multifamily communities in Southern California, containing a total of 14,523 apartments, of which 12,125 are in Arizona and 2,398 are in Southern California. The 51 stabilized communities in Arizona and California are referred to herein as the "Stabilized Communities." The Operating Partnership is also in the process of developing or expanding five apartment communities in Arizona with a total of 1,198 apartments (the "Communities Under Construction" and, together with the Stabilized Communities, the "Communities"). The Operating Partnership generally considers a property stabilized when it first reaches 93% physical occupancy. The Operating Partnership owns sites intended for the development of three additional multifamily apartment communities in Phoenix, and a site intended for the expansion of one of the Communities Under Construction, all of which are in Phoenix. There can be no assurance that the sites intended for development will be developed.


ORGANIZATION STRUCTURE

     The general partner of the Operating Partnership, Evans Withycombe Residential, Inc. (the "Company"), operates as a self-administered and self-managed real estate investment trust (a "REIT"). All of the Communities and substantially all other assets of the Company are held by, and substantially all of the Company's operations are conducted through, the Operating Partnership (either directly or through subsidiaries). The Company is the sole general partner and also a limited partner of the Operating Partnership and owns an approximately 79.7% interest therein at December 31, 1996. To maintain the Company's qualification as a REIT while realizing income from its fee management and related service business, the Company's management operations are conducted through Evans Withycombe Management, Inc. (the "Management Company") pursuant to the terms of management agreements with the Operating Partnership and Evans Withycombe Finance Partnership, L.P. (the "Financing Partnership").


     The structure of the Company, the Operating Partnership, the Financing Partnership and the Management Company and the ownership of the equity in such entities, as of February 28, 1997, is as set forth below.





[Chart showing the equity ownership of

(1)  Evans Withycombe President, L.P.
     (a)  1% General Partner interest - held by Evans Withycombe Residential,
          Inc.

     (b) 78.7% Limited partner interest - held by Evans Withycombe Residential, Inc.

     (c)  20.3%  Limited partner interest - held by other partners

(2)  Evans Withycombe Finance, Inc.
     (a)  100% Common Stock - Evans Withycombe Residential, Inc.

(3)  Evans Withycombe Management Inc.
     (a)  100% Non-voting common stock - held by Evans Withycombe Residential,
          Inc.

     (b)  1% Voting common stock - held by Evans Withycombe Residential, L.P.

     (c) 99% Voting common Stock - held by Current and former members of senior management

(4)  Evans Withycome Finance Partnership, L.P.
     (a)  1% General partner interest - held by Evans Withycombe Finance, Inc.

     (b) 99% Limited partner interest - held by Evans Withycombe Residential, L.P.]


EVANS WITHYCOMBE
RESIDENTIAL, INC.
Evans Withycombe
Residential, L.P.
[Operating Partnership]
Evans Withycombe
Finance, Inc.
Evans Withycombe
Management, Inc.
[Management Company]
Evans Withycombe
Finance Partnership, L.P.
[Financing Partnership]
General partner
interest
1%
Limited partner
interest
78.7%
Limited partner
interest
20.3%
100%
common stock
1%
General partner interest
99%
Limited partner
interest
100% Non-voting common stock
1% Voting common stock
(99% of economic interest)
99% Voting common stock
(1% economic interest)
Current and former
members of senior
management

     In August 1994, the Company completed an initial public offering of 8,685,000 shares of its common stock (the "Initial Public Offering"), and subsequently completed the sale of an additional 1,302,750 shares of common stock upon exercise of the underwriters' over-allotment option that resulted in net proceeds to the Company of approximately $181.3 million. Concurrent with completing the Initial Public Offering, the Company engaged in various formation transactions designed to transfer the ownership of the Communities and certain development rights and the business of the Company's predecessor, Evans Withycombe, Inc., and its affiliates, predecessors and partners (collectively, "Evans Withycombe") and other assets to the Operating Partnership. In May 1996 the Company completed a second public offering of 2,000,000 shares of its common stock (an additional 2,500,000 shares were sold by two institutional stockholders) and an additional 88,889 shares pursuant to the partial exercise of the underwriters' over-allotment option (111,111 additional shares were sold by the institutional stockholders pursuant to such exercise). The net proceeds to the Company from the second public offering of approximately $41 million were used to pay down the Company's revolving credit facility.


     On February 14, 1997, the Company completed a public offering of 1,800,000 shares of its common stock. Net proceeds to the Company were approximately $35,820,000 and were contributed to the Operating Partnership in exchange for 1,800,000 Units. The Operating Partnership used the net proceeds to pay down its Revolving Credit Facility.


     The Operating Partnership's principal executive office is located at 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251, and its telephone number is 602-840-1040.

OPERATING PARTNERSHIP ADVANTAGES

     The Operating Partnership believes that the following factors have accounted for the Operating Partnership's success and will continue to contribute to the Operating Partnership's prospects for future growth:

      * REGIONAL FOCUS. The Operating Partnership has focused on becoming a major presence in each of its markets, allowing it to capitalize on its superior customer service, product design and property locations while establishing and maintaining a strong brand identity. The Operating Partnership seeks to operate in markets where population and employment growth rates are expected to exceed the national averages and where it believes it can become one of the regionally significant owners and managers of multifamily apartment properties. The Communities are located in growing sub-markets in Phoenix and Tucson, Arizona and in Riverside/San Bernardino, California. The Communities are in submarkets close to areas of employment, transportation and shopping, and in master planned communities.


              ARIZONA. The Operating Partnership's size and prominence in its primary Arizona markets provide it with a number of competitive advantages, including superior market knowledge resulting in choice site selection, product differentiation, economies of scale in operations and the ability to utilize specialized marketing techniques.


              CALIFORNIA. After conducting an extensive study of a number of potential markets within its region, the Operating Partnership has determined that certain selected sub-markets in Riverside/San Bernardino and San Diego, California present significant opportunities for growth and attractive investment opportunities. The Operating Partnership has acquired 2,398 units in these markets and believes that properties continue to be available for purchase in such markets at prices below replacement costs which could result in attractive yields and growth for the Operating Partnership.




      * REPUTATION FOR QUALITY. As a long-term investor, the Operating Partnership develops its communities for long term value. The properties developed by the Operating Partnership share an innovative design approach characterized by high-quality construction, architectural detail, attractive landscaping, extensive amenities and interior features. Similarly, in seeking acquisition properties, the Operating Partnership identifies properties which after refurbishment meet the same standards. The Operating Partnership's reputation for quality in its markets has led to success in obtaining development entitlements and brand name identification in its primary markets.

      * EXPERIENCED MANAGEMENT IN FULLY-INTEGRATED ORGANIZATION. With an average of over 18 years in the multifamily apartment business, the Operating Partnership's executive management team has extensive development, construction, acquisition, refurbishment, marketing and property management experience, and has gained in-depth knowledge of the multifamily apartment industry and in the Operating Partnership 's markets. Of the Stabilized Communities, the
          Operating Partnership has developed 19 new properties and 9 expansions to existing properties consisting of 5,682 apartments.
          It has acquired and refurbished 30 properties consisting of 8,223 apartments.

      * WELL-TRAINED WORKFORCE. The Operating Partnership believes that employee training has been integral to its success. The Operating Partnership conducts numerous training sessions throughout the year and prides itself on the quality and experience of its employees.
          The Operating Partnership's size and concentration in its principal markets provide qualified employees with opportunities for advancement within the Operating Partnership.

      * SERVICE-ORIENTED PHILOSOPHY. The Operating Partnership will continue its tradition of focusing on extensive resident amenities and customer service designed to maintain high occupancy, premium rental rates and low resident turnover. By providing efficient service and soliciting customer feedback, the Operating Partnership believes it maintains a high level of customer satisfaction which results in lower turnover and more frequent rental referrals by existing residents. Emphasizing product differentiation and customer service, the Operating Partnership has created and continues to strengthen its brand image in its primary markets.


Risks Related to an Investment in the Operating Partnership



     The Operating Partnership's results of operations are subject to certain risks and uncertainties, including, for example, population and employment growth rates and household formations, the availability of properties for purchase, the actual timing of the Operating Partnership's planned acquisitions and developments, the strength of the local economies in the sub-markets in which the Operating Partnership operates and the Operating Partnership's ability to successfully manage its planned expansion into Southern California. No assurance can be given that actual results will meet the Operating Partnership's expectations and projections, with respect to such uncertainties.




GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Operating Partnership's Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Operating Partnership's cash flow and ability to make distributions will be adversely affected.



     A multifamily apartment community's revenues and value may be adversely affected by a number of factors including: the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, changing demographics and military base closings); local real estate conditions (such as oversupply of or reduced demand for apartments); the perceptions by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property is mortgaged to secure payment of indebtedness, and if the Operating Partnership is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.




DEPENDENCE ON PRIMARY MARKETS

     The Communities are located in Arizona and selected sub-markets in Southern California, and the Operating Partnership's performance could be adversely affected by economic conditions in these geographic areas, including supply and demand for apartments in these areas, zoning or other regulatory conditions and competition from other available apartments and alternative forms of housing. These factors or a decline in the economy or real estate values in the Arizona markets and selected sub-markets of Southern California may adversely affect the ability of the Operating Partnership to make distributions.



OPERATING RISKS

     The Communities are subject to all operating risks common to multifamily apartment communities in general, any and all of which might adversely affect apartment occupancy or rental rates. Increases in unemployment in the areas in which the communities owned or managed by the Operating Partnership are located might adversely affect multifamily apartment occupancy or rental rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased rents. Residents may be unable or unwilling to pay rent increases. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Operating Partnership's ability to make distributions could be adversely affected.



RISKS OF DEVELOPMENT ACTIVITIES

     The Operating Partnership intends to continue to actively pursue development projects, including the expansion of existing apartment communities. Such projects generally require the expenditure of capital as well as various forms of government and other approvals, the receipt of which cannot be assured. Consequently, there can be no assurance that any such projects will be completed or that such projects will prove to be profitable.



RISKS RELATED TO COMPETITION

     There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other multifamily rental apartments and single family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with new and existing homes and condominiums. In addition, other competitors for development and acquisitions of properties may have greater resources than the Operating Partnership.



ENVIRONMENTAL RISKS

     Under various federal, state and local laws, ordinances and regulations, the Operating Partnership may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Operating Partnership knew of, or was responsible for, the presence of such hazardous or toxic substances.



RISK OF UNINSURED LOSS

     The Operating Partnership carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the Communities, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or from earthquakes) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Operating Partnership could lose its capital invested in a property, as well as the anticipated future revenues from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss would adversely affect the Operating Partnership and its ability to make distributions.



NO LIMITATION ON INCURRENCE OF DEBT

     The Company currently has a policy of incurring debt only if upon such incurrence the ratio of debt to total market capitalization (I.E., the total consolidated debt of the Company as a percentage of the market value of issued and outstanding Common Stock and Units plus total consolidated debt) would be 50% or less, but the organizational documents of neither the Company nor the Operating Partnership contain any limitation on the amount of indebtedness the Company or the Operating Partnership may incur. Accordingly, the Board of Directors of the Company could alter or eliminate this policy. If this policy were changed, the Operating Partnership could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Operating Partnership's cash available for distribution to shareholders and could increase the risk of default on the Operating Partnership's indebtedness.



OVERVIEW




     The Operating Partnership's portfolio consists of Stabilized Communities and Communities Under Construction and in Lease Up:

      * STABILIZED COMMUNITIES. The Operating Partnership owns and manages 44 Stabilized Communities located in the Phoenix and Tucson, Arizona areas, containing a total of 12,125 apartments. In addition, the Operating Partnership owns and manages seven

          Stabilized Communities in Southern California, which contain a total of 2,398 apartments.



      * COMMUNITIES UNDER CONSTRUCTION AND IN LEASE-UP. The Operating Partnership owns five apartment Communities Under Construction and in Lease-Up in Arizona with a total of 1,198 apartments. Four of these Communities were new developments and one is an expansion of an existing Community owned by the Operating Partnership.


GROWTH STRATEGY

     The Operating Partnership intends to grow by improving cash flow from existing properties through intensive management, focusing on resident satisfaction and retention, increasing rents and maintaining high community occupancy levels and controlling operating expenses. The Operating Partnership's strategy is also to grow through development and acquisition of multifamily properties which will provide both favorable initial returns and long-term growth prospects.


      * GROWTH FROM EXISTING PROPERTIES. The Operating Partnership believes that cash flow from existing properties will improve (i) as supply and demand of apartment units stabilize in Tucson and certain Phoenix sub-markets, (ii) as the Southern California rental market continues to improve, rising rents in the San Bernardino/Riverside market, and (iii) through the Operating Partnership's property management programs. The property management team for each apartment community includes on-site management and maintenance personnel.
          The property management teams perform leasing and rent collection functions and coordinate resident services. All personnel are extensively trained and are encouraged to continue their education through both Company-sponsored and outside training. Property management personnel utilize state-of-the-art on-site computer management systems to assist in the timely leasing of vacant apartments, collection of rents, maintenance management and delivery of services to the apartment residents.


          The focus of the Operating Partnership's on-site management program is on providing prompt, courteous and responsive service to its residents. The Operating Partnership believes that a strong resident retention program which emphasizes customer service reduces the Operating Partnership's turnover rate and encourages residents to refer new customers. The Operating Partnership solicits resident feedback and responds to maintenance requests on a same day basis and provides 24 hour a day emergency maintenance services.

          The Operating Partnership conducts periodic capital and preventative maintenance programs at each Community. In addition, periodic preventive maintenance checks are made in each apartment, pursuant to which appliances, heating and cooling systems and apartment interiors are inspected and serviced as necessary. The Operating Partnership believes that these programs lower operating costs over the life of the Communities, increase the long-term value and maintain the upscale market position of the Communities.

      * DEVELOPMENT STRATEGY. The Operating Partnership seeks to develop properties in markets where it discerns a strong demand, which the Operating Partnership anticipates will enable it to achieve attractive rates of return. Projects currently under construction and the number of

          Communities stabilized since the Initial Public Offering are specific examples of the Operating Partnership's implementation of its growth strategy through development. See "Item 2. Properties" in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

          The Operating Partnership develops its Communities in markets where resident profiles justify the development of high quality apartments offering extensive amenities and services. In evaluating whether to develop an apartment community in a particular location, the Operating Partnership analyzes relevant demographic, economic and financial data. Specifically, the Operating Partnership considers the following factors, among others, in determining the viability of a potential new apartment community: (i) income levels and employment growth trends in the relevant market, (ii) uniqueness of location, (iii) household growth and net migration of the relevant market's population,
          (iv) supply/demand ratio, competitive housing alternatives, sub-market occupancy and rent levels and (v) barriers to entry that would limit competition. The Operating Partnership currently intends to develop apartment communities in select sub-markets in Phoenix and intends to develop communities in its California markets when market conditions warrant.

      * ACQUISITION STRATEGY. The Operating Partnership believes that it is well positioned to take advantage of market timing opportunities in certain Southern California markets, including Riverside/San Bernardino and San Diego, which will permit it to acquire existing apartment properties at favorable prices. The Operating Partnership focuses on properties with below market occupancies and rents, so that it can benefit both from property repositioning and market improvements. The target acquisition properties will often be under-managed, but fundamentally sound properties.
          Improvements to landscaping, recreational amenities and apartment interiors, coupled with more effective management and marketing, may result in significant revenue increases over revenue levels at the time of acquisition. Such repositioning may require substantial expenditures for capital improvements, refurbishments and marketing.

          The Operating Partnership believes that the Company's status as a publicly traded REIT will enhance the Operating Partnership's ability to acquire properties or development sites by providing property sellers a means to defer federal income taxes on gains through the use of units of partnership interest in the Operating Partnership ("Units") as consideration for the acquisition.
          Units were utilized in the acquisition of Acacia Creek in the first quarter of 1995 and The Ashton in the fourth quarter of 1995. In addition, the Company's access to the capital markets allows for additional financing flexibility for acquisitions.

      * DISPOSITION STRATEGY. The Operating Partnership may, from time to time, elect to sell certain of its properties or exchange such properties for other properties in a tax-free exchange when it believes that such resources could be better allocated elsewhere.

      *   THIRD PARTY FEE MANAGEMENT BUSINESS.  The Operating
          Partnership succeeded to the third party property management activities of its predecessor. Although it contributes a small part of the Operating Partnership's revenues, the Management Company continues to manage multifamily properties owned by third parties. The fee management business is highly competitive and fragmented. The Operating Partnership's competitors include a variety of local, regional and national firms with no one firm controlling a significant market share in the Operating Partnership's markets. The Operating Partnership will take advantage of its reputation and experience as a property manager and accept property management assignments that it expects to be profitable and which fit well with the Operating Partnership's property portfolio.


          Effective March 1, 1997, the Operating Partnership entered into agreements to manage four apartment communities located in Phoenix, Arizona containing approximately 570 units increasing the third party fee managed portfolio to nine apartment communities containing approximately 1,800 units.


The Operating Partnership's growth strategies stated above include estimates and forward-looking statements and prospects regarding, among other things, the stability of occupancy and rent levels in the Operating Partnership's markets and its ability to acquire existing apartment communities at favorable prices. This forward-looking information involves risks and uncertainties that could significantly impact the Operating Partnership's ability to successfully implement these strategies. Among the factors that could cause actual results to differ materially from the forward-looking statements above are: the timing of the Operating Partnership's acquisitions and planned development of new, and expansion of existing, communities; the actual costs associated with such acquisitions and developments; the demand for apartments in its markets; the strength of the local economies; and the Operating Partnership's ability to successfully expand its operations into Southern California, a market in which it did not have any operating experience prior to 1995.

COMMUNITIES


     The Operating Partnership's goal is for each Community to be a market leader in its property type and geographical sub-market. Each Community is individually designed to suit the specific site characteristics and anticipated needs and desires of the residents. The Communities have been designed and constructed in an attempt to integrate them with the natural surroundings and architectural character of the neighborhood. The Communities are landscaped to create an inviting atmosphere starting with the first approach to the properties. Landscaping is designed to complement the building architecture, and provide residents with attractive open spaces.
The objectives of the site layout and building design are to provide residents with premium views, convenient parking, easy access to amenities and a comfortable living environment. After completion of the Communities Under Construction, the average age of the Communities will be seven years.


COMPETITION

     The Communities are located in areas that include other apartment communities and that may include new apartment communities that are under construction. The number of competitive communities in a particular area could have an effect on the Operating Partnership's ability to lease apartments at the Communities or at any newly developed or acquired properties and on the rents charged by the Operating Partnership. Also, other forms of housing provide alternatives to potential residents of high quality apartment complexes like the Communities.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination.

     The Operating Partnership believes that the Communities are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Operating Partnership has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

EMPLOYEES

     As of February 28, 1997, the Operating Partnership, primarily through the Management Company, employed, in the aggregate, a total of 583 persons. The Management Company and/or the Operating Partnership employ substantially all of the professional employees that are currently engaged in the residential property management, development and construction businesses of the Company. The Operating Partnership believes that its relations with its employees are good.

REGULATION

     Apartment communities are subject to various laws, ordinances and regulations, including laws, ordinances and regulations related to fair housing, Americans with disabilities and building safety. The Operating Partnership believes that each Community has the necessary permits and approvals to operate its business and that each Community is in material compliance with present laws, ordinances and regulations.

SEASONALITY

     The fall and winter months in the Operating Partnership's primary markets generally experience somewhat higher seasonal occupancies.

ITEM 2.   FINANCIAL INFORMATION

     The following table sets forth certain financial and operating data on a consolidated basis for the Operating Partnership and on a combined historical basis for Evans Withycombe. The following information should be read in conjunction with all of the consolidated financial statements and notes thereto included elsewhere in this Form 10.

                                                          YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------
                                    1996            1995            1994           1993          1992
                                       (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AND PROPERTY INFORMATION)
OPERATING INFORMATION:
 REVENUES:
   Rental                           $ 94,350       $68,864          $51,097        $38,613        $26,876
   Third party management fees         1,157         1,268            1,668          2,213          2,204
   Interest and other                  6,119         4,399            4,194          3,112          2,373
                                   ----------------------------------------------------------------------
Total revenues                       101,626        74,531           56,959         43,938         31,453
EXPENSES:

                                       8

Repairs and maintenance               11,607         8,293            6,288          4,730          3,272
Other property operating              12,713         8,699            7,834          6,593          4,684
Advertising                            1,864         1,244              966          1,022            783
Real estate taxes                      6,915         4,723            3,204          2,869          2,307
Property management                    3,225         2,825            2,505          2,605          2,417
General and administrative             1,387         1,321            1,175          1,466          1,360
Interest                              24,225        12,650            7,836          6,361          5,909
Depreciation and amortization         20,885        13,762           10,333         10,319          7,146
Write-down of real estate
 assets(1)                                --            --               --          1,361         10,284
Other(2)                                  --            --            5,233             --             --
                                  -----------------------------------------------------------------------
Total expenses                        82,821        53,517           45,374         37,326         38,162
                                  -----------------------------------------------------------------------

Income (loss) before minority
 interest and extraordinary item      18,805        21,014           11,585          6,612         (6,709)
Minority interest(3)                     (75)          (89)             (42)            --             --
Extraordinary item-gain on
 extinguishment of debt(1)                --            --               --          6,061         12,569
                                  -----------------------------------------------------------------------
Net income                           $18,730       $20,925          $11,543        $12,673         $5,860
                                  -----------------------------------------------------------------------
                                  -----------------------------------------------------------------------
Earnings per unit (4)                  $0.84       $  1.02
                                  ----------     ---------
                                  ----------     ---------
Earnings per unit for the
 period August 17 to
 December 31, 1994(4)                                               $  0.38
                                                                   --------
                                                                   --------



                                                           YEAR ENDED DECEMBER 31,

                                      1996            1995           1994           1993        1992
                                    ---------------------------------------------------------------------
                                       (AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AND PROPERTY INFORMATION)
OTHER INFORMATION:
Cash flows from:
  Operating activities              $  38,721     $  36,983       $  21,998     $  20,897    $  13,271
  Investing activities               (129,461)     (118,061)       (211,651)      (79,511)     (61,829)
  Financing activities                 89,674        82,273         189,614        57,417       50,792
Total rental communities (end
 of period)                                49            41              32            31           27
Total number of apartments
 (end of period)                       13,905        11,053           7,924         7,695        6,502
Physical occupancy (end of
 period)(5)                                93%           96%             97%           97%          97%
Weighted average number of
 apartments(6)                         12,887         9,798           7,740         6,641        4,998
Weighted average monthly revenue
 per unit(7)                         $    715     $     641       $     586     $     532    $     498


                                                                          DECEMBER 31,
                                                    1996        1995        1994       1993       1992
                                                ---------------------------------------------------------
                                                                    (AMOUNTS IN THOUSANDS)
BALANCE SHEET INFORMATION:
Real estate, before accumulated depreciation     $761,550    $587,183    $399,987    $292,513    $215,549
Total assets                                      735,467     579,564     402,486     271,055     204,836

                                       9

Total debt                                        436,172     297,456     127,787     106,545      64,792
Minority interest                                     827         889       1,247          --          --
Equity                                           $283,954    $259,055    $253,867    $142,886    $122,135

______________

(1) During 1993, the Operating Partnership negotiated a discounted payoff of a mortgage loan secured by The Meadows and Promontory Pointe
     (1992). The excess of the amounts owed for principal and interest over the amount paid to pay off the loan is recorded as an extraordinary item-gain on extinguishment of debt. The Operating Partnership determined that the carrying values of the communities were in excess of net realizable value. The excess of $1,361 and $10,284 was charged to write down of real estate assets.

(2) In connection with the repayment of existing indebtedness at the time of the Initial Public Offering, prepayment penalties and lender participation (additional interest) totaling $2,594 were paid. Prior to the Initial Public Offering, an Executive Incentive Deferred
     Compensation Plan was canceled and the $2,639 that was funded by the Operating Partnership was expensed during 1994.

(3) Net income includes an adjustment for Evans Withycombe Finance, Inc.'s one percent interest in the Financing Partnership for the years ended December 31, 1996 and 1995 and the period from August 17 to December 31, 1994, respectively.

(4) Net income per Unit is based on 22,184,395, 20,590,873 and 20,086,884 weighted average number of Units outstanding for the years ended December 31, 1996 and 1995 and the period from August 17 to December 31, 1994, respectively.

(5) Physical Occupancy is defined as the number of apartments occupied or leased (including models and employee apartments) divided by the total number of leaseable apartments within the community, expressed as a percentage. Physical occupancy has been calculated using the average of the occupancy that existed on the last day of each month over each period.

(6) Weighted average number of apartments is the average of all apartments during the period. For stabilized properties, all apartments are included in the calculation of the weighted average. For communities in the lease-up phase, only apartments that are completed and occupied are included in the weighted average calculation.

(7) Weighted average monthly revenue per apartment is derived by dividing rental income by the weighted average number of apartments.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS
         (DOLLARS IN THOUSANDS, EXCEPT APARTMENT DATA)

OVERVIEW

     The following discussion, which is based primarily on the consolidated financial statements of Evans Withycombe Residential, L.P. and the combined financial statements of its predecessor, should be read in conjunction with the "Selected Financial Data" and all financial statements appearing elsewhere in this Registration Statement on Form
10. The consolidated financial statements of the Operating Partnership consist of the Stabilized Communities, Communities Under Construction and in Lease-up and the Management Company.

     When used in the following discussion, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, the actual timing of the Operating Partnership's planned acquisitions and developments, the strength of the local economies in the sub-markets in which the Operating Partnership operates, and the Operating Partnership's ability to successfully manage its planned expansion into Southern California. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Operating Partnership undertakes no obligation to publicly release any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS - CONSOLIDATED FINANCIAL STATEMENTS

     The results of operations for the years ended December 31, 1996 and 1995, respectively, were significantly affected by acquisitions, developments and expansions.

     COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31, 1995


                                                 YEAR ENDED
                                                 DECEMBER 31,
                                           ----------------------    PERCENTAGE
                                              1996       1995          CHANGE
                                           ---------    ---------    ----------

       Rental income                       $  94,350     $  68,864       37.0%
       Third party management fees             1,157         1,268       (8.8)
       Interest and other                      6,119         4,399       39.1
                                           ---------     ---------    --------
         Total revenues                      101,626        74,531       36.4

       Property operating and maintenance(1)  26,184        18,236       43.6
       Real estate taxes                       6,915         4,723       46.4
       Property management                     3,225         2,825       14.2
       General and administrative              1,387         1,321        5.0
       Interest                               24,225        12,650       91.5
       Depreciation and amortization          20,885        13,762       51.8
                                           ---------     ---------    --------
       Total expenses                         82,821        53,517       54.8
                                           ---------     ---------    --------
       Income before minority interest     $  18,805     $  21,014      (10.5)%
                                           ---------     ---------
                                           ---------     ---------

       Weighted average monthly rental
        revenue per unit                   $     715     $     641
                                           ---------     ---------
                                           ---------     ---------
       Weighted average number of
        apartments                            12,887         9,798
                                           ---------     ---------
                                           ---------     ---------
       Economic occupancy(2)                    90.0%         91.6%
                                           ---------     ---------
                                           ---------     ---------


(1) The Operating Partnership defines property operating and maintenance expense as repairs and maintenance, other property operating and advertising expense.

(2)  Stabilized properties only.

     Rental revenues increased by $25,486 or 37.0 percent for the year ended December 31, 1996 as compared to the similar period in 1995, respectively as a result of increases in the weighted average number of apartments and weighted average monthly revenue per occupied apartment. The Operating Partnership believes that the increase in rental income was largely attributable to the acquisitions and stabilization of properties developed by the Operating Partnership in its rental markets.

     Third party management fees decreased $111 or 8.7 percent due to the sale of several properties from the management portfolio. Included in third party management fees is a non recurring $500 fee received in exchange for terminating the management contract on nine apartment communities containing 1298 apartment units in the second quarter 1996.

     Interest and other income increased $1,720 for the year ended December 31, 1996 compared to the year ended December 31, 1995 as a result of the sale of telephone servicing rights on certain properties and an increase in ancillary income such as redecoration and application fees as a result of the increase in the weighted average number of apartments.

     Property operating and maintenance expense increased due to the increase in the weighted average number of apartments for the year ended December 31, 1996 as compared to the same period in 1995, respectively. Real estate taxes increased primarily due to the increase in the number of properties for the year ended December 31, 1996.

     Interest expense increased due to an increase in debt resulting from acquisitions and the increase in weighted average number of units in the portfolio. The Operating Partnership capitalized $2,714 of interest for the year ended December 31,1996 compared to $5,048 for the year ended December 31, 1995 due to a decrease in construction activity. Interest costs incurred during construction of a new property are capitalized until completion of construction on a building-by-building basis.

"SAME STORE" PORTFOLIO

     The Operating Partnership defines same store portfolio as those communities that reached stabilized occupancy prior to January 1, 1995. Same store portfolio consists of 32 stabilized properties containing 7,924 apartment units that were owned by the Operating Partnership for the years ended December 31, 1996 and 1995.

                                                  YEAR ENDED
                                                 DECEMBER 31,
                                              ------------------    PERCENTAGE
                                                1996       1995       CHANGE
                                              -------    -------    ----------
        Rental income                         $55,074    $55,202        (.2)%
        Other income                            3,296      2,581       27.7
                                              -------    -------       ----
                                               58,370     57,783        1.0
        Property operating and maintenance     16,134     14,619       10.4
        Real estate taxes                       3,995      3,906        2.3
                                              -------    -------       ----
                                               20,129     18,525        8.7
                                              -------    -------       ----
        Property net operating income         $38,241    $39,258       (2.6)%
                                              -------    -------       ----
                                              -------    -------       ----
        Weighted average monthly rental
         revenue per unit                     $   654    $   638
                                              -------    -------
                                              -------    -------
        Economic occupancy                       89.7%      91.1%
                                              -------    -------
                                              -------    -------

     Rental income for the year ended December 31, 1996 was comparable with the same period in 1995 as a result of the increase in the weighted average monthly rental revenue per unit being offset by a decline in the average economic occupancy during the year ended December 31, 1996 as compared to the year ended December 31, 1995. Other income for the year ended December 31, 1996 increased as a result of gains from the sale of telephone servicing rights at various communities.

     Property operating and maintenance expense increased $1,515 or 10.4 percent over 1995 due to higher apartment turnover and utility costs associated with an increased number of vacant apartments and higher advertising costs incurred by the Operating Partnership in its "same store" portfolio.

COMMUNITIES STABILIZED LESS THAN TWO YEARS

     Communities stabilized less than two years consist of the development of five new apartment communities and the expansion of two existing apartment communities by the Operating Partnership, containing 1,521 apartment units that reached stabilized occupancy during the year ended December 31, 1995. Increases in the year ended December 31, 1996 as compared to the year ended December 31, 1995 are the result of the increase in the weighted average number of apartments.

                                                   YEAR ENDED
                                                  DECEMBER 31,
                                               ------------------
                                                 1996       1995
                                               -------     ------
        Rental income                          $12,606     $7,113
        Other income                               680        541
                                               -------     ------
                                                13,286      7,654
        Property operating and maintenance       2,532      1,734
        Real estate taxes                        1,011        407
                                               -------     ------
                                                 3,543      2,141
                                               -------     ------
        Property net operating income          $ 9,743    $ 5,513
                                               -------     ------
                                               -------     ------
        Weighted average number of
         apartments                              1,521        888
                                               -------     ------
                                               -------     ------

DEVELOPMENT AND LEASE UP PROPERTIES

     Development and lease up properties consist of the development of 13 new apartment communities or the expansion of existing apartment communities containing 2,522 apartment units that were in the "construction," "development" or "lease up" stage during 1996 and therefore, not considered to have achieved stabilized occupancy for all of the periods presented. Increases in the year ended December 31, 1996 as compared to the year ended December 31, 1995 are the result of an increase in the weighted average number of apartments.

                                                   YEAR ENDED
                                                  DECEMBER 31,
                                               -----------------
                                                 1996      1995
                                               -------    ------
        Rental income                          $11,276    $1,281
        Other income                               720       128
                                               -------    ------
                                                11,996     1,409
        Property operating and maintenance       3,203       700
        Real estate taxes                          790        30
                                               -------    ------
                                                 3,993       730
                                               -------    ------
        Property net operating income          $ 8,003    $  679
                                               -------    ------
                                               -------    ------
        Weighted average number of
         apartments in lease-up                  1,398       174
                                               -------    ------
                                               -------    ------

ACQUISITIONS

     Acquisitions consist of eight properties containing 3,016 apartment units, which have been acquired by the Operating Partnership since January 1, 1995. Increase in the year ended December 31, 1996, as compared to the year ended December 31, 1995, are the result of the increase in the weighted average number of apartments.

                                                   YEAR ENDED
                                                  DECEMBER 31,
                                               -----------------
                                                 1996      1995
                                               -------    ------
        Rental income                          $15,394    $5,268
        Other income                               727       793
                                               -------    ------
                                                16,121     5,461
        Property operating and maintenance       4,315     1,183
        Real estate taxes                        1,119       380
                                               -------    ------
                                                 5,434     1,563
                                               -------    ------
        Property net operating income          $10,687    $3,898
                                               -------    ------
                                               -------    ------
        Weighted average number of
         apartments                              2,044       769
                                               -------    ------
                                               -------    ------

     COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31, 1994

        TOTAL PORTFOLIO                         DECEMBER 31,
                                             -------------------    PERCENTAGE
                                               1995        1994       CHANGE
                                             -------     -------    ----------
        Rental income                        $68,864     $51,097      34.8 %
        Third party management fees            1,268       1,668     (24.0)%
        Interest and other                     4,399       4,194       4.9 %
                                             -------     -------     -----
                                              74,531      56,959      30.9 %
        Property operating and maintenance    18,236      15,088      20.9 %
        Real estate taxes                      4,723       3,204      47.4 %
        Property management                    2,825       2,505      12.8 %
        General and administrative             1,321       1,175      12.4 %
        Interest                              12,650       7,836      61.4 %
        Depreciation and amortization         13,762      10,333      33.2 %
        Other                                      -       5,233         -
                                             -------     -------     -----
                                              53,517      45,374      17.9 %
                                             -------     -------     -----
        Income before minority interest      $21,014     $11,585      81.4 %
                                             -------     -------     -----
                                             -------     -------     -----
        Weighted average number of
         apartments                            9,798       7,740
                                             -------     -------
                                             -------     -------
        Economic occupancy                      91.6%       92.3%
                                             -------     -------
                                             -------     -------

     Rental revenues increased by $17,767 or 34.8 percent as a result of increases in the weighted average number of apartments and weighted average monthly revenue per occupied apartment. The Operating Partnership believes that the increase in rental income, other than that attributable to the acquisitions and developments, was achieved as a result of the Operating Partnership's ability to capitalize on continuing improvement in the Operating Partnership's rental markets.

     The decrease in third party management fees of $400, a 24.0 percent decrease from the 1994 period, is due to the sale of several properties from the management portfolio, including 508 units which the Operating Partnership purchased.

     Property operating and maintenance expense increased $3,148 or 20.9 percent (versus a 26.6 percent increase in the weighted average number of units) due to the increase in the number of properties. Real estate taxes increased $1,519 or 47.4 percent (versus a 26.6 percent increase in the weighted average number of units) primarily due to the increase in the number of properties and higher values placed on properties due to improved market conditions.

     Property management expense increased $320 or 12.8 percent due to the increase in the number of properties under management.

     Interest expense increased $4,814 or 61.4 percent due to an increase in debt resulting from acquisitions and more units under construction. The Operating Partnership capitalized $5,048 of interest in 1995 compared to $2,724 in 1994 due to an increase in construction activity. Interest costs incurred during construction of a new property is capitalized until completion of construction on a building-by-building basis.

"SAME STORE" PORTFOLIO

     In 1995, the Operating Partnership defined the same store portfolio as those communities that reached stabilization prior to January 1, 1994.

     Same store portfolio consists of 30 stabilized operating properties containing 7,559 apartment units that were owned by the Operating Partnership for the years ended December 31, 1995 and 1994.

                                                   DECEMBER 31,
                                                 ----------------- PERCENTAGE
                                                  1995      1994     CHANGE
                                                 -------   ------- ----------
         Rental income                           $52,940   $49,712      6.5%
         Other income                              2,568     3,180    (19.2)%
                                                 -------   -------    -----
                                                  55,508    52,892      4.9%
         Property operating and maintenance       14,213    14,589     (2.6)%
         Real estate taxes                         3,671     3,180     15.4%
                                                 -------   -------    -----
                                                  17,884    17,769       .6%
                                                 -------   -------    -----
         Property net operating income           $37,624   $35,123      7.1%
                                                 -------   -------    -----
                                                 -------   -------    -----
         Weighted average monthly rental
           revenue per unit                      $   638   $   586
                                                 -------   -------
                                                 -------   -------
         Economic occupancy                         91.5%     92.5%
                                                 -------   -------
                                                 -------   -------

     Rental income for the year ended December 31, 1995 increased $3,228 or
6.5 percent as a result of an increase in the weighted average monthly revenue per occupied unit which increased $52 or 8.9 which was partially offset by a decline in the average economic occupancy from 92.5 percent during the year ended December 31, 1994 and 91.5 percent during the year ended December 31, 1995.

     Property operating and maintenance expense decreased $376 or 2.6 percent due to the Operating Partnership beginning to realize economies of scale from consolidated operations of the integrated property portfolio.

     Real estate taxes increased $491 or 15.4 percent due to higher values placed on properties due to improved market conditions and property values.

DEVELOPMENT AND LEASE UP PROPERTIES

     Development properties consist of 15 developments or expansion of existing properties containing 2,878 apartment units that have been developed by the Operating Partnership since the Initial Public Offering in August 1994. Increases in 1995 as compared to 1994 are the result of development units stabilized or in lease-up increasing to 15 properties and 2,878 apartment units in 1995 as compared to three properties and 661 apartment units in 1994.

                                                        DECEMBER 31,
                                                     -----------------
                                                      1995       1994
                                                     -------    ------
         Rental income                               $ 9,766    $1,248
         Other income                                    636        84
                                                     -------    ------
                                                      10,402     1,332
         Property operating and maintenance            2,604       459
         Real estate taxes                               560        18
                                                     -------    ------
                                                       3,164       477
                                                     -------    ------
         Property net operating income               $ 7,238    $  855
                                                     -------    ------
                                                     -------    ------

ACQUISITIONS

     Acquisitions consist of five properties containing 1,756 apartment units which have been acquired by the Operating Partnership since the Initial Public Offering in August 1994. Increases in 1995 as compared to 1994 are the result of acquiring four properties in 1995 consisting of 1,608 apartment units compared to one property consisting of 148 apartment units in 1994.

                                                      DECEMBER 31,
                                                     --------------
                                                      1995     1994
                                                     ------    ----
         Rental income                               $6,158    $137
         Other income                                   239       5
                                                     ------    ----
                                                      6,397     142
         Property operating and maintenance           1,419      40
         Real estate taxes                              492       6
                                                     ------    ----
                                                      1,911      46
                                                     ------    ----
         Property net operating income               $4,486    $ 96
                                                     ------    ----
                                                     ------    ----

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     The Operating Partnership's net cash provided by operating activities increased from $37.0 million for the year ended December 31, 1995 to $38.7 million for the year ended December 31, 1996 principally due to increased rental operations from additional properties acquired and developed subsequent to December 31, 1995. Net cash used in investing activities increased from $118.1 million for the year ended December 31, 1995 to $129.5 million for the year ended December 31, 1996. Cash used in investing activities largely relates to the Operating Partnership's development and construction of new apartment communities in Phoenix and Tucson, Arizona and acquisitions of apartment communities in its markets. Net cash provided by financing activities increased from $82.3 million for the year ended December 31, 1995 to $89.7 million for the year ended December 31, 1996 due to the proceeds from the sale of 2,088,889 shares of common stock of the Company and borrowings under the Operating Partnership's Revolving Credit Facility ("Revolving Credit Facility") which were used to fund the development and acquisition of apartment communities.

     The Operating Partnership expects to meet its short-term liquidity requirements, including capital expenditures relating to maintaining Stabilized Communities, generally through its net cash provided by operations and borrowings under its credit arrangements and anticipates meeting long-term liquidity requirements, such as scheduled debt maturities, financing of construction and development activities and possible acquisitions through long-term unsecured borrowings, issuance of additional equity securities of the Company or debt securities of the Operating Partnership, or, possibly in connection with acquisitions of land or existing properties, Units of the Operating Partnership. The Operating Partnership believes that its net cash provided by operations will be adequate and anticipates that it will continue to be adequate to meet both operating requirements and payment of dividends by the Operating Partnership in accordance with REIT requirements in both the short and the long-term.

     The information in the immediately preceding paragraph is forward looking and involves risks and uncertainties that could significantly impact the Operating Partnership's expected liquidity requirements in the short and long term. While it is impossible to itemize the many factors and specific events that could affect the Operating Partnership's outlook for its liquidity requirements, such factors would include the actual timing of the Operating Partnership's planned development of new, and expansion of existing, communities; acquisitions of existing apartment communities; the actual costs associated with such developments and acquisitions; and the strength of the local economies in the sub-markets in which the Operating Partnership operates. The Operating Partnership is further subject to risks relating to the limited geographic area in which it operates and its ability to successfully manage its planned expansion into Southern California, a market in which it did not have any operating history prior to 1995. Higher than expected costs, delays in development of communities, a downturn in the local economies and/or the lack of growth of such economies could reduce the Operating Partnership's revenues and increase its expenses, resulting in a greater burden on the Operating Partnership's liquidity than that which the Operating Partnership has described above.

CAPITAL RESOURCES

     At December 31, 1996, the Operating Partnership's total debt was approximately $436.2 million and the Operating Partnership's debt to total market capitalization (market equity plus debt) was approximately 47.4 percent. The Operating Partnership received an investment grade rating of "BBB-" from Standard & Poor's Corporation, "Baa3" from Moody's Investor Service Inc. and "BBB-" from Fitch Investors Service, Inc. in December 1996.


     A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A rating of (a) BBB- from Standard & Poor's Corporation indicates that the obligations of the Operating Partnership are in the lower end of those obligations that exhibit adequate protection parameters, (b) Baa3 from Moody's Investor Service Inc. indicates that the obligations of the Operating Partnership are considered to be in the lower range of medium-grade obligations, which are not considered to be highly protected or poorly secured and (c) BBB- from Fitch Investors Service, Inc. indicates that the obligations of the Operating Partnership are considered to be in the lower range of obligations considered to be of investment grade and of satisfactory credit quality and that its ability to pay interest and to repay principal is considered to be adequate.


CONVENTIONAL MORTGAGE LOANS

     Conventional mortgage loans were comprised of six fixed rate loans at December 31, 1996, each of which is collateralized by a first mortgage lien on an apartment community included in real estate assets. The mortgages are payable in monthly installments of principal and interest and mature at various dates through 1997. The conventional mortgage loans aggregated $40.1 million at December 31, 1996 with interest rates ranging from 8.0 percent to
9.95 percent. On January 9, 1997, the Operating Partnership extinguished the debt on three mortgages with unpaid principal balances of approximately $18.7 million with proceeds from the Revolving Credit Facility. As a result, the Operating Partnership incurred a loss from the early extinguishment of debt of approximately $1.2 million. The Operating Partnership prepaid a $6.2 million mortgage note on January 31, 1997 which resulted in an additional loss from the early extinguishment of debt of approximately $300. The loss from the early extinguishment of debt was recorded by the Operating Partnership in the first quarter of 1997.

     In December 1995, the Operating Partnership entered into a ten year $50 million fixed rate loan from an insurance company that bears interest at 7.17 percent, with principal and interest due monthly based on a 25-year amortization schedule beginning January 1, 1996 through January 1,

2006, and the remaining unpaid principal balance due January 1, 2006. The loan is secured by a first deed of trust on five apartment communities. Proceeds from the loan were used to pay down outstanding balances on the Revolving Credit Facility. The outstanding debt was $49.5 million at December 31, 1996. The loan is convertible to unsecured upon the Operating Partnership achieving an investment grade rating of "BBB" or better.

MORTGAGE LOAN CERTIFICATES

     The Operating Partnership, through the Financing Partnership, borrowed $102.0 million under a securitized loan in August 1994. During January 1995, the Operating Partnership borrowed the balance of $29.0 million (increasing the total to $131.0 million). The loan is secured by the first mortgage liens on 22 of the Communities. The $102.0 million was issued at 99.97 percent of its face amount and the $29.0 million was issued at 97.9375 percent of its face amount and will mature on August 1, 2001. Although both amounts bear interest at 7.98 percent, the $29.0 million has an effective interest rate of 8.40 percent due to the discount. The weighted average effective interest rate of the total $131 million loan is 8.05 percent. The bonds have been rated "AA" by Standard and Poor's Corporation.

TAX EXEMPT BONDS

     Tax exempt bonds were comprised of three floating rate bonds based on the tax exempt note rate set by the respective remarketing agents (or at the option of the Operating Partnership at a fixed rate determined by the remarketing agents). The bonds are secured by letters of credit which are secured by first mortgage liens on four apartment communities. The tax exempt bonds have monthly interest only payments and mature at various dates through 2016. The tax exempt bonds aggregated $64 million at December 31, 1996 with interest rates ranging from 5.16 percent to 6.14 percent.

REVOLVING CREDIT FACILITY

     On September 25, 1996, the Operating Partnership expanded its existing $125 million unsecured Revolving Credit Facility to $225 million with a bank group. The Revolving Credit Facility bears interest at a floating rate of the London Interbank Offered Rate ("LIBOR") plus 150 basis points (100 basis points equals one percent) (or, at the option of the Operating Partnership, at the prime rate announced by the banks). The interest rate was reduced 25 basis points upon the Operating Partnership achieving an investment grade rating of "Baa3" or "BBB-." The Revolving Credit Facility has a term of three years, with an option to extend for one year, subject to certain conditions, and provides for monthly payments of interest only. It will be used to finance acquisitions, to fund construction and development and renovation costs, and for working capital purposes. At December 31, 1996, there was $152 million outstanding on the Revolving Credit Facility, with an effective interest rate of 7.20 percent. The Revolving Credit Facility contains customary representations, covenants and events of default, including a limitation which restricts distributions to 95 percent of Funds From Operations, as defined under "Funds From Operations" below. The Operating Partnership does not expect that the covenants will affect its ability to pay distributions in accordance with its current distribution policy.

     The table below outlines the Operating Partnership's debt structure as of December 31, 1996 (amounts in thousands).

                                                 OUTSTANDING   WEIGHTED AVERAGE
                                                   BALANCE       INTEREST RATE
                                                 -----------   ----------------
FIXED RATE DEBT:
  Mortgage Debt
    Conventional...............................    $ 89,652          7.87%
    Mortgage Loan Certificates.................     130,520          8.05
                                                   --------          ----
      Total Fixed Rate Debt....................     220,172          7.98

VARIABLE RATE DEBT:
  Tax Exempt Bonds.............................      64,000          5.70
  Revolving Credit Facility....................     152,000          7.20
                                                   --------          ----
      Total Variable Rate Debt.................     216,000          6.76
                                                   --------          ----
      Total Debt...............................    $436,172          7.37%
                                                   --------          ----
                                                   --------          ----

     The Operating Partnership had 4,806 unencumbered apartment units related to the Stabilized Communities (including properties with debt that was repaid in January 1997) and 1,198 unencumbered apartment units related to the Communities Under Construction and in Lease-Up at December 31, 1996.

SUBSEQUENT OFFERINGS AND REGISTRATION STATEMENTS

     In September 1995, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for up to $200 million of debt securities, common stock and warrants. The registration statement was declared effective by the SEC in December 1995.

     In January 1997, the Company and the Operating Partnership filed a shelf registration statement with the SEC for up to $125 million of common stock, preferred stock and warrants issuable by the Company and $200 million of debt securities issuable by the Operating Partnership. This registration statement, which has not been declared effective by the SEC, subsumed $125 million of available securities under the September 1995 registration statement. These registration statements will provide the Company and the Operating Partnership with the ability to issue and sell a portion of such securities from time to time.

     On May 28, 1996, the Company completed a public offering of 4,500,000 shares of common stock of which 2,000,000 shares were sold by the Company and an aggregate of 2,500,000 shares were sold by two institutional stockholders. On June 25, 1996, the Company issued an additional 88,889 shares of its common stock and the institutional stockholders sold an additional 111,111 shares pursuant to a partial exercise of an over-allotment option granted to the underwriters. Net proceeds to the Company from the second offering were approximately $40,891,000. The Company used the proceeds from the sale of common stock offering to pay down the Revolving Credit Facility.

     In February 1997, the Company completed a public offering of 1,800,000 shares of common stock. Net proceeds to the Company of approximately $35,820,000 were contributed to the Operating Partnership in exchange for 1,800,000 Units. The Operating Partnership used the proceeds to pay down the Revolving Credit Facility.

INFLATION

     Most of the leases at the Communities are for a term of one year or less, which may enable the Operating Partnership to seek increased rents upon renewal of existing leases or commencement of new leases. The short-term nature of the leases generally serves to reduce the risk to the Operating Partnership of the adverse effects of inflation.

FUNDS FROM OPERATIONS

     The Operating Partnership and industry analysts consider Funds from Operations ("FFO") to be an appropriate measure of the performance of an equity REIT because it is predicated on cash flow analyses. The Operating Partnership computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property plus depreciation and amortization, excluding depreciation on non-real estate assets and amortization of deferred financing costs. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Operating Partnership's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Operating Partnership's needs. The Operating Partnership believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Operating Partnership, FFO should be examined in conjunction with net income, as presented in the consolidated financial statements and elsewhere in this Registration Statement on Form 10.

                                             YEAR ENDED DECEMBER 31,
                                 1996      1995    1994(a)    1993       1992
                               -------   -------   -------   -------   -------
                                             (Amounts in thousands)
Income (loss) before
  extraordinary items and
  minority interest            $18,805   $21,014   $16,818   $ 6,612   $(6,709)
Depreciation and amortization   20,712    13,624    10,333    10,319     7,146
Amortization of executive
  deferred compensation
  expense                          390       693       267         -         -
                               -------   -------   -------   -------   -------
Funds from operations          $39,907   $35,331   $27,418   $16,931   $   437
                               -------   -------   -------   -------   -------
                               -------   -------   -------   -------   -------

(a) 1994 FFO has been adjusted to include other expenses ($5,233) that were incurred relating to the repayment of existing indebtedness at the time of the Initial Public Offering, prepayment penalties and lender participation (additional interest) totaling $2,594. Prior to the Initial Public Offering, an Executive Incentive Deferred Compensation Plan was canceled and the $2,639 that was funded by the Operating Partnership was expensed in 1994. The Operating Partnership believes it is appropriate to add back other expenses to net income for the FFO calculation in 1994 as these expenses represent nonrecurring costs directly related to the Initial Public Offering rather than recurring expenses from operations.

NUMBER OF UNITS

     The Operating Partnership had 22,184,395 and 20,590,873 weighted average number of units for the years ended December 31, 1996 and 1995, respectively.

CAPITALIZATION OF FIXED ASSETS AND COMMUNITY IMPROVEMENTS.

     The Operating Partnership has established a policy of capitalizing those expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. All expenditures necessary to maintain a Community in ordinary operating condition are expensed as incurred.

     Acquisition of assets and community expenditures for the years ended December 31 are as follows:

                                                 1996         1995
                                               --------     --------
     New community development                 $ 82,177     $107,223
     Acquisitions                                88,648       77,895
     Nonrecurring capital expenditures:
       Vehicle access control gates                 551            -
       Computer upgrade                             413          202
     Recurring capital expenditures:
       Community additions and improvements       2,374        1,547
       Corporate additions and improvements         348          549
                                               --------     --------
                                               $174,511     $187,416
                                               --------     --------
                                               --------     --------

ITEM 3.  PROPERTIES


     The information under the heading "Item 2. Properties" on pages 5 through 8 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996 is hereby incorporated by reference.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of Units as of January 15, 1997 for (i) the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), (ii) directors of the Company, (iii) each person who is a Unitholder of the Operating Partnership holding more than a 5% interest in the Operating Partnership and (iv) the directors and executive officers of the Company, as a group. Unless otherwise indicated in the footnotes, all of such units are owned directly, and the indicated person or entity has sole voting and disposition power.

                                                                PERCENT OF
                                                 NUMBER          ALL UNITS
NAME AND ADDRESS OF BENEFICIAL OWNER(1)         OF UNITS        OUTSTANDING
---------------------------------------        ---------        -----------
Stephen O. Evans                               1,808,136            7.8%
F. Keith Withycombe                            1,674,886            7.3%
Richard G. Berry                                 110,000              *
G. Edward O'Clair                                  4,724              *
Paul Fannin                                           --             --
Joseph F. Azrack                                      --             --
Joseph W. O'Connor                                    --             --

G. Peter Bidstrup                                     --             --
John O. Theobald                                      --             --
Evans Withycombe Residential, Inc.            18,426,240           80.0%
EW Investments Limited Partnership             1,632,114            7.1%
All Executive Officers and Directors
  as a Group (12 persons)                      3,600,331           15.6%

-------------------
*    Less than 1%

(1) The address for each of the persons or entities listed above, except Mr. O'Connor and Mr. Azrack, is 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. The address for Mr. O'Connor is 399 Boylston Street, Boston, Massachusetts 02116. The address for Mr. Azrack is 225 Franklin Street, Boston, Massachusetts 02110.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The information under the headings "Item 10. Director and Executive Officers of the Registrant" in the Company's Form 10-K/A for the year ended December 31, 1996 is hereby incorporated by reference. These individuals are executive officers of the Company, rather than of the Operating Partnership itself. The Operating Partnership is a limited partnership and has no directors.

ITEM 6.  EXECUTIVE COMPENSATION

     The information under the heading "Item 11. Executive Compensation" in the Company's Form 10-K/A for the year ended December 31, 1996 is hereby incorporated by reference. In 1996, the Operating Partnership did not pay any compensation to the Company. The Operating Partnership is a limited partnership and has no directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information under the heading "Item 13. Certain Relationships and Related Transactions" in the Company's Form 10-K/A for the year ended December 31, 1996 is hereby incorporated by reference.

ITEM 8.  LEGAL PROCEEDINGS

     Neither the Company, the Operating Partnership, the Management Company, the Financing Partnership or any of the Communities is presently subject to any material litigation nor, to the Operating Partnership's knowledge, is any litigation threatened against the Operating Partnership or any of the Communities, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the business or financial condition of the Operating Partnership.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for the Units. As of January 23, 1997, there were 49 holders of record of Units in the Operating Partnership.

     The Operating Partnership has made consecutive quarterly distributions since its formation in the third quarter of 1994. The current indicated annual dividend rate is $1.60 per Unit. The Operating Partnership's ability to make distributions depends on a number of factors, including its net cash provided by operating activities, capital commitments and debt repayment schedules. Holders of Units are entitled to receive distributions when, as and if declared by the Board of Directors of the Company, out of any fund legally available for that purpose.

                                                       DISTRIBUTIONS DECLARED
                PERIOD                                         AND PAID
                ------                                 ----------------------
1996:
Fourth Quarter......................................            $0.40
Third Quarter.......................................            $0.40
Second Quarter......................................            $0.39
First Quarter.......................................            $0.39
1995:
Fourth Quarter......................................            $0.38
Third Quarter.......................................            $0.38
Second Quarter......................................            $0.37
First Quarter.......................................            $0.37
1994:
Fourth Quarter......................................            $0.37
Third Quarter (from August 10 to September 30,
   1994)............................................            $0.18(1)

-------------------
(1)  Paid with respect to the period August 17, 1994 to September 30, 1994.

     The percentage of distributions declared to holders of Units in 1994, 1995 and 1996 that represented a return of capital to such holders of Units was 25%, 30% and 36%, respectively.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Since its formation in June 1994, the Operating Partnership has issued Units in private placements exempt from registration under the Securities Act pursuant to Section 4(2) thereof, in the amounts, for the consideration and at the times set forth below:

      -   In connection with the Company's Initial Public Offering in August
1994:

          * 14,718,328 Units (including its 1% general partnership interest with an aggregate value of $294.4 million) were issued to the Company in exchange for the contribution of 42 apartment communities and certain other assets to the Operating Partnership;

          * 241,536 Units (with an aggregate value of $4.8 million) were issued the Evans Withycombe Andersen Spring I Limited Partnership (the "Andersen Springs I

            Venture") pursuant to an acquisition agreement whereby the Andersen Springs I Venture transferred its interest in a certain apartment community. The Units were distributed to certain partners of the Andersen Springs I Venture in redemption of such partners' interests;

          * 111,552 Units (with an aggregate value of $2.2 million) were issued to the partners of Evans Withycombe Andersen Springs II Limited Partnership partially in exchange for this interests in such partnership;

          * 3,644,376 Units (with an aggregate value of $72.9 million) were issued to Stephen O. Evans, F. Keith Withycombe and certain affiliated entities and certain officers and employees of the Company and the Operating Partnership (collectively, the "EW Group") in exchange for certain of the interests held by the EW Group in certain apartment communities and the Management Company, and the development sites of seven multifamily apartment communities.

          * 121,988 Units (with an aggregate value of $2.4 million) were issued to certain minority partners in certain Evans Withycombe affiliated entities and certain other investors in exchange for certain of their interests in certain apartment communities.

      - In March 1995, 530,165 Units (with an aggregate value of $10,736,000) were issued to the sellers of Acacia Creek as partial payment for the Operating Partnership's acquisition of Acacia Creek.

      - In December 1995, 180,385 Units (with an aggregate value of $3,471,000) were issued to the sellers of The Ashton as partial payment for the Operating Partnership's acquisition of The Ashton.

      - In May 1996, 2,088,899 Units were issued to the Company in exchange for the contribution by the Company of the net proceeds in the aggregate amount of $40,891,000 from a public offering of the Company's common stock and from the partial exercise of the underwriters' over-allotment option, as described under "Item 1. Business" above.


      - In February 1997, 1,800,000 Units were issued to the Company in exchange for the contribution by the Company of the net proceeds in the aggregate amount of $35,820,000 from a public offering of the Company's common stock.



      - From time to time under the Company's 1994 Stock Incentive Plan, new and restricted shares of common stock of the Company are issued, or stock options are exercised, and the proceeds of such issuances are contributed to the Operating Partnership in exchange for additional Units. As of December 31, 1996, 104,468 Units had been issued to the Company in connection therewith for an aggregate consideration of $1,822,000.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

     All the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership (either directly or through subsidiaries). The Company is the sole general partner and also a limited partner of the Operating Partnership and as of December 31, 1996, held an approximately 79.7% interest therein. The Company, in its capacity as general partner, owns a number of Units equal to 1.0% of all Units outstanding, and holds the balance of its Units in its capacity as a limited partner. Accordingly, the Company is a limited partner and will have the rights of a limited partner (including the voting and consent rights of a limited partner), with respect to all Units held by the Company from time to time in excess of 1.0% of the total number of Units outstanding.

     The remaining Units are held by persons who contributed interests in certain Communities and/or other assets to the Company or the Operating Partnership. Holders of Units (other than the Company in its capacity as general partner) hold a limited partnership interest in the Operating Partnership, and all holders of Units (including the Company in its capacity as general partner) are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to their respective percentage interests therein. Holders of Units will have the rights to which limited partners are entitled under the Partnership Agreement (described below) and the Delaware Revised Uniform Limited Partnership Act, as amended (the "Partnership Act"). The Units are not listed on any exchange or quoted on any automated quotation system of a registered securities association. The Partnership Agreement imposes certain restrictions on the transfer of Units, as described below.

     A summary of certain provisions of the Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement") and a description of the material terms of the Units are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Partnership Act and the Partnership Agreement.

PURPOSES, BUSINESS AND MANAGEMENT

     The purpose of the Operating Partnership includes the conduct of any business that may be conducted lawfully by a limited partnership organized pursuant to the Partnership Act, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"), unless the general partner provides notice to the Operating Partnership that it intends to cease or has ceased to qualify as a REIT. Subject to the foregoing limitation, the Operating Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

     In general, the Board of Directors of the Company, in its capacity as sole general partner of the Operating Partnership, will manage the affairs of the Operating Partnership by directing the affairs of the Company.

     Under the Partnership Agreement, the limited partners of the Operating Partnership (the "Limited Partners") have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. Consent of the holders of majority of the limited partnership interests (including Units held by the Company) is required in connection with a sale of all or substantially all of the assets of the Operating Partnership or in connection with the termination or dissolution of the Operating Partnership (until 2053). Under the Delaware Revised Uniform United Partnership Act, the term "substantially all of the assets of the Operating Partnership" is not defined and is, therefore, subject to Delaware common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. In light of the fact that such term is not defined, there may be uncertainty as to whether a given transaction relates to "substantially all" of the Operating Partnership's assets. Thus, holders of Units may not be certain as to when their consent with respect to such a transaction is required.

     The Partnership Agreement permits the Operating Partnership to take all actions consistent with the purpose and business of the Operating Partnership, except that the Operating Partnership is specifically precluded from taking actions which, in the judgment of the Company, could adversely affect the ability of the Company to qualify as a REIT, subject the Company to certain income and excise taxes, or violate any law or regulation of any governmental body or agency having jurisdiction over the Company or its securities, unless the Company specifically consents in writing to such action.

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

     The Company may not conduct any business other than the business of the Operating Partnership and activities incidental thereto. Other persons (including officers, directors, employees, agents and other affiliates of the Company) are not prohibited under the Partnership Agreement from engaging in other business activities and are not required to present any business opportunities to the Operating Partnership; however, certain officers of the Company (Messrs. Evans, Withycombe and Berry) have entered into employment agreements with the Company, which include noncompetition provisions. In addition, the Company, on behalf of the Operating Partnership, has adopted certain policies regarding avoidance of conflicts of interest, described below.

CONFLICT OF INTEREST POLICIES

     As general partner of the Operating Partnership, the Company has adopted certain policies and entered into certain agreements with Messrs. Evans and Berry designed to eliminate or minimize potential conflicts of interest. See "Management--Employment Agreements" in the Company's Annual Report on Form 10-K/A incorporated herein by reference. The Company's Board of Directors is subject to certain provisions of Maryland law, which are designed to eliminate or minimize certain potential conflicts of interest. However, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders. See "-Arms' Length Negotiations" below.

     NONCOMPETITION AGREEMENTS. As part of their employment agreements, each of Messrs. Evans, Withycombe and Berry is bound by a noncompetition covenant with the Company. These noncompetition covenants prohibit each individual from engaging in or carrying on, directly or indirectly, whether as an advisor, principal, agent, partner, officer, director, employee, shareholder, associate or consultant of or to any person, partnership, corporation or any other business entity, which is engaged in the development, construction, acquisition or management of multifamily apartment properties in North America except by or through the Company for the longer of (a) 12 months following the termination of employment with the Company or (b) three years after the closing of the Initial Public Offering in August 1994, without the prior written consent of the Board of Directors; PROVIDED, HOWEVER, if such person's employment is terminated by the Company without "cause" or by the employee for "good reason," the agreement not to compete will terminate upon the termination of employment. The foregoing shall not preclude the continued, direct or indirect ownership of, and participating in activities and fulfilling any management responsibilities with respect to, certain properties that were not transferred to the Company in connection with its Initial Public Offering.



     ARMS'-LENGTH NEGOTIATIONS. Pursuant to the Maryland General Corpration Law, all contracts and transactions between the Company and a director or any entity of which such director is a director or in which such director has a material financial interest must (i) be approved by the affirmative vote of a majority of the directors not having such a position or interest ("Disinterested Directors") or by the affirmative vote of a majority of the votes cast by disinterested stockholders, or (ii) be in fact fair and reasonable to the Company. In addition, under the law of Delaware (where the Operating Partnership is formed), the Company, as general partner, has a fiduciary duty to the Operating Partnership and, consequently, such transactions may not violate the duty of care and loyalty that the Company, as general partner, owes to the Operating Partnership. Such transactions include, but are not limited to, the provision of management or other services by the Company to properties in which Messrs. Evans or Berry or their affiliates have an interest but which are not owned by the Company, the acquisition or sale of properties by the Company from or to Messrs. Evans or Berry or their affiliates, or the provision of services to the Company by entities owned or controlled directly or indirectly by Messrs. Evans or Berry. The Company has adopted a policy which requires that all contracts and transactions between the Company, the Operating Partnership and any of the subsidiaries, on the one hand, and a director or executive officer of the Company or any entity in which such director or executive officer has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the Disinterested Directors. See also "--Business Opportunities" below.

DISTRIBUTIONS

     The Partnership Agreement provides for the quarterly distribution of Available Cash (as such term is defined in the Partnership Agreement), as determined in the manner provided in the Partnership Agreement, to the Company and the Limited Partners in proportion to their percentage interests in the Operating Partnership. Neither the Company nor the Limited Partners is entitled to any preferential or disproportionate distributions of Available Cash.

BORROWING BY THE PARTNERSHIP

     The Company is authorized to cause the Operating Partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Operating Partnership. Such debt may be secured by, among other things, mortgages, deeds of trust, liens or encumbrances on properties of the Operating Partnership.

LIABILITY OF COMPANY AND LIMITED PARTNERS

     The Company, as general partner of the Operating Partnership, will be liable for all general recourse obligations of the Operating Partnership to the extent not paid by the Operating Partnership. The Limited Partners are not required to make additional contributions to the Operating Partnership. Assuming that a Limited Partner does not take part in the control of the business of the Operating Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the Limited Partner for obligations of the Operating Partnership under the Partnership Agreement and the Partnership Act is limited, subject to certain possible exceptions, generally to the loss of the Limited Partner's investment in the Operating Partnership represented by its Units. Under the Partnership Act, a Limited Partner may not receive a distribution from the Operating Partnership if, at the time of the distribution and after giving effect thereto, the liabilities of the Operating Partnership, other than liabilities to parties on account of their interests in the Operating Partnership and liabilities for which recourse is limited to specified property of the Operating Partnership, exceed the fair value of the Operating Partnership's assets, other than the fair value of any property subject to nonrecourse liabilities of the Operating Partnership but only to the extent of such liabilities. The Partnership Act provides that a Limited Partner who receives a distribution knowing at the time that it violates the foregoing prohibition is liable to the Operating Partnership for the amount of the distribution. Unless otherwise agreed, such a Limited Partner will not be liable for the return of such distribution after the expiration of three years from the date of such distribution.

     The Operating Partnership has qualified to conduct business in Arizona and California and may in the future qualify in certain other jurisdictions. Maintenance of limited liability may require compliance with certain legal requirements of those jurisdictions and certain other jurisdictions. Limitations on the liability of a Limited Partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. Accordingly, if it were determined that the right, or exercise of the right by the Limited Partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "control" of the Operating Partnership's business for the purposes of the statutes of any relevant jurisdiction, the Limited Partners might be held personally liable for the Operating Partnership's obligations. The Operating Partnership will operate in a manner the Company deems reasonable, necessary and appropriate to preserve the limited liability of the Limited Partners.

EXCULPATION AND INDEMNIFICATION OF THE COMPANY

     The Partnership Agreement generally provides that the Company, as general partner of the Operating Partnership, will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Company carried out its duties in good faith. In addition, the Company is not responsible for any misconduct or negligence on the part of its agents, provided the Company appointed such agents in good faith. The Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that the Company reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     The Partnership Agreement also provides for indemnification of the Company, the officers of the Company and such other persons (including affiliates of the Company or Operating Partnership) as the Company may from time to time designate against any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with the proceeding subject to certain limitations set forth in the Partnership Agreement.

REMOVAL OF THE COMPANY, TRANSFER OF THE COMPANY'S INTEREST


     The Partnership Agreement provides that the Limited Partners may not remove the Company as general partner of the Operating Partnership. In general, the Company may not transfer or assign its general partnership interest nor sell all or substantially all its assets, or enter into a merger unless (i) pursuant to such a transaction the Limited Partners will not engage in a sale or exchange for federal income tax purposes of their Units or (ii) the sale or merger includes the sale of all or substantially all of the assets of or the merger of the Operating Partnership with partners of the Operating Partnership receiving substantially the same consideration as holders of shares of common stock of the Company. Under the Delaware Revised Uniform Limited Partnership Act, the term "substantially all of the Operating Company's assets" is not defined and is, therefore, subject to Delaware common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. In light of the fact that such term is not defined, there may be uncertainty as to whether a given transaction relates to "substantially all of the assets of the Operating Partnership."


RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

     A Limited Partner may not transfer its Units without the prior consent of the Company, with certain exceptions which include a transfer to an immediate family member or an affiliate of the Limited Partner, a transfer upon the death of a Limited Partner or a pledge to a lending institution as collateral for a bona fide loan. A transferee of Units will be admitted to the Operating Partnership as a substitute Limited Partner only with the consent of the Company as general partner. If the Company does not consent to the admission of a transferee of Units as a substitute Limited Partner, the transferee will be entitled to all the rights of an assignee of a limited partnership interest under the Partnership Act, and will succeed to all economic rights and benefits attributable to such Units, but will not become a Limited Partner or possess any other rights of Limited Partners (including the right to vote, with such right to vote remaining in the transferor).

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

     The Company is authorized without the consent of the Limited Partners to cause the Operating Partnership to issue additional Units to itself, to the Limited Partners or to other persons for such consideration and on such terms and conditions as the Company deems appropriate. In addition, the Company may cause the Operating Partnership to issue to the Company additional partnership interests in different series or classes, which may be senior to the Units, in conjunction with an offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Operating Partnership. Consideration for additional partnership interests may be cash or any property or other assets permitted by the Partnership Act. No Limited Partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any partnership interests therein. In addition, whenever the Company issues shares of common stock, the Company will be obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership will be obligated to issue an equivalent number of Units to the Company. Additional Units will be issued to the Company upon the exercise of awards granted under the 1994 Stock Incentive Plan, and it is expected that such Units will be purchased at a price equal to fair market value. The Company will acquire the cash for such purchase from the sale of shares of common stock used to fund the award to the Operating Partnership.

MEETINGS; VOTING

     Meetings of the Limited Partners may be called only by the Company, on its own motion or upon written request of Limited Partners owning at least 25% of the Units. Limited Partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by the Limited Partners of the Operating Partnership may be taken either at a meeting of the Limited Partners or without a meeting if consents in writing setting forth the action so taken are signed by Limited Partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting of the Limited Partners at which all Limited Partners entitled to vote on such action were present. On matters on which Limited Partners are entitled to vote, each Limited Partner (including the Company to the extent it holds Units of limited partnership interest) will have a vote equal to the number of Units it holds in the Operating Partnership. The Partnership Agreement does not provide for annual meetings of the Limited Partners, and the Company does not anticipate calling such meetings.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

     Amendments to the Partnership Agreement may be proposed by the Company or by Limited Partners owning at least 25% of the Units.

     Generally, the Partnership Agreement may be amended with the approval of the Company, as general partner, and holders of a majority or some greater percentage of the Units, including Units held by the Company. As holder of over 75% of the limited partnership Units, the

Company has the requisite ownership interest to approve certain amendments without the consent of other Limited Partners. However, certain amendments that would, among other things, (i) convert a Limited Partner's interest into a general partner's interest, (ii) modify the limited liability of a Limited Partner, (iii) alter the interest of a partner to receive distributions or alter the allocations of profits or losses, with certain limited exceptions,
(iv) alter or modify the exchange right or redemption amount described above or (v) cause the termination of the Operating Partnership at a time or on terms inconsistent with those set forth in the Partnership Agreement, must be approved by the Company and each Limited Partner that would be adversely affected by such an amendment.

     Notwithstanding the foregoing, the Company, as general partner, has the power, without the consent of the Limited Partners, to amend the Partnership Agreement as may be required to (1) add to the obligations of the Company as general partner or surrender any right or power granted to the Company as general partner or any affiliate of the Company as Company for the benefit of the Limited Partners, (2) reflect the admission, substitution, termination or withdrawal of partners in accordance with the terms of the Partnership Agreement, (3) establish the rights, powers, duties and preferences of any additional partnership interests issued in accordance with the terms of certain provisions of the Partnership Agreement, (4) reflect a change of an inconsequential nature that does not materially adversely affect the Limited Partners, or cure any ambiguity, correct or supplement any provisions of the Partnership Agreement not inconsistent with law or with other provisions of the Partnership Agreement, or make other changes concerning matters under the Partnership Agreement that are not otherwise inconsistent with the Partnership Agreement or law, (5) satisfy any requirements of federal or state law or (6) reflect such changes as are reasonably necessary for the Company to maintain its status as a REIT.

DISSOLUTION, WINDING UP AND TERMINATION


     The Operating Partnership will continue until December 31, 2093, unless sooner dissolved and terminated. The Operating Partnership will be dissolved prior to the expiration of its term, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of the Company as general partner without the permitted transfer of the Company's interest to a successor general partner (except in certain limited circumstances), (2) the sale of all or substantially all the Operating Partnership's assets and properties (see "--Removal of the Company, Transfer of the Company's Interest" above), (3) the entry of a decree of judicial dissolution of the Operating Partnership pursuant to the provisions of the Partnership Act or the entry of a final order for relief in a bankruptcy proceeding of the general partner, (4) the entry of a final judgment ruling that the general partner is bankrupt or insolvent, (5) the merger or other combination of the Operating Partnership with or into another entity or (6)(a) from and after the date of the Partnership Agreement through December 31, 2053, an election by the Company, with the consent of the holders of a majority of limited partnership interests (including limited partnership interests held by the Company) and (b) on or after January 1, 2054, an election by the Company, in its sole and absolute discretion. Upon dissolution, the Company, as general partner, or any liquidator will proceed to liquidate the assets of the Operating Partnership and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As a matter of Delaware law, the general partner has liability for the payment of the obligations and debts of the Operating Partnership unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the Partnership Agreement, the Operating Partnership has agreed to indemnify the Company, as general partner, any officer of the Operating Partnership of the Company, as general partner, and such other persons as the Company may designate from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operation of the Operating Partnership in which such person is involved, or is threatened to be involved, unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) such party actually received an improper personal benefit or
(iii) in the case of any criminal proceeding, such party had reasonable cause to believe the act or omission was unlawful. The reasonable expenses incurred by an indemnitee may be reimbursed by the Operating Partnership in advance of the final disposition of the proceeding upon receipt by the Operating Partnership of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount reimbursed if it is determined that such standard was not met.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements on page F-1 of this Registration Statement on Form 10/A.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


     (a)  FINANCIAL STATEMENTS

          See Index to Financial Statements on page F-1 of this Form 10/A.


     (b)  EXHIBITS

          Certain of the exhibits required by Item 601 of Regulation S-K have been filed with previous reports by the Company and are herein incorporated by reference thereto.

           4.1* Amended and Restated Agreement of Limited Partnership of the Evans Withycombe Residential, L.P., dated as of August 17, 1994.

          10.1** Asset Contribution Agreement by and among Evans Withycombe Residential, Inc. and Evans Withycombe Residential, L.P., as purchasers, and the Sellers listed therein, dated as of June 9, 1994.

          10.2* Revolving Loan Agreement by and between Bank One, Arizona, NA and Evans Withycombe Residential, L.P., dated December 1, 1995.

          10.3* Property Management Agreement by and between Evans Withycombe Residential, L.P. and Evans Withycombe Management, Inc. dated August 17, 1994.

          10.4* Property Contribution Agreement by and between Evans Withycombe Residential, L.P., Evans Withycombe Residential, Inc. and Acacia Creek Limited Partnership dated as of February 1, 1995.

          10.5* Loan Agreement by and between Northwestern Mutual Life Insurance and Evans Withycombe Residential, L.P., dated December 15, 1995.

          10.6*** Revolving Loan Agreement by and between the Banks named herein, Bank One Arizona, N.A., as administrative agent, and Bank of America, National Trust and Savings Association and Wells Fargo Bank, National Association as co-agents, and Evans Withycombe Residential, L.P., dated September 24, 1996.

          12.1+     Calculation of Ratio of Debt to Market Capitalization.

          21.1+     List of Subsidiaries.

          99.1+ Item 2. Properties, pages 5 through 8 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

          99.2+ Item 10. Directors and Executive Officers of the Registrant, pages 23 through 27 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

          99.3+ Item 11. Executive Compensation, pages 27 through 35 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

          99.4+ Item 13. Certain Relationships and Related Transactions, page 37 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

*Previously filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1995 and 1994 and incorporated herein by reference.

**Previously filed as an exhibit to the Company's Registration Statement on Form S-11 and amendments thereto (File No. 33-80150) and incorporated herein by reference.

***Previously filed as an exhibit to the Company's Registration Statement on Form S-3 and amendments thereto (File No. 333-17805) and is incorporated herein by reference.

+Previously filed.

        INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Auditors                                       F-2

Consolidated Balance Sheets as of December 31, 1996 and 1995.        F-3

Consolidated Statements of Income for the years ended
December 31, 1996, 1995 and 1994.                                    F-4

Consolidated Statements of Partners' Capital for the years
ended December 31, 1996, 1995 and 1994.                              F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 1996, 1995 and 1994.                                    F-6

Notes to Consolidated Financial Statements.                          F-7

Schedule III - Real Estate Investments and Accumulated
Depreciation as of December 31, 1996.                               F-19

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange
Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                 REPORT OF INDEPENDENT AUDITORS

Partners
Evans Withycombe Residential, L.P.

     We have audited the accompanying consolidated balance sheets of Evans Withycombe Residential, L.P. (the "Operating Partnership") as of December 31, 1996 and 1995 and the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements and the schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Operating Partnership at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                       Ernst & Young LLP


Phoenix, Arizona
January 31, 1997

                     EVANS WITHYCOMBE RESIDENTIAL, L.P.
                        CONSOLIDATED BALANCE SHEETS
                          (Amounts in thousands)

                                                 DECEMBER 31,  DECEMBER 31,
                                                     1996          1995
                                                 ------------  -----------
ASSETS
Real Estate:
  Land...........................................  $121,915     $ 95,908
  Buildings and improvements.....................   543,839      389,846
  Furniture and fixtures.........................    29,567       23,736
  Construction-in-progress.......................    66,229       77,693
                                                   --------     --------
                                                    761,550      587,183

  Less accumulated depreciation..................   (38,331)     (17,511)
                                                   --------     --------
                                                    723,219      569,672
Cash and cash equivalents........................     2,568        3,634
Restricted cash..................................     1,622          522
Accounts and notes receivable....................     2,702        1,346
Deferred costs, net of accumulated amortization
  of $1,265 and $507 at December 31, 1996
  and 1995, respectively.........................     3,838        2,946
Other assets.....................................     1,518        1,444
                                                   --------     --------
Total assets.....................................  $735,467     $579,564
                                                   --------     --------
                                                   --------     --------
LIABILITIES AND PARTNERS' CAPITAL
Mortgage and notes payable.......................  $436,172     $297,456
Accounts payable and other liabilities...........     7,782        9,365
Distributions payable............................         -        7,901
Accrued interest.................................     1,417          605
Accrued property taxes...........................     2,912        2,358
Resident security deposits.......................     1,818        1,497
Prepaid rent.....................................       585          438
                                                   --------     --------
Total liabilities................................   450,686      319,620
Minority interest................................       827          889
Partners' capital................................   283,954      259,055
                                                   --------     --------
Total liabilities and partners' capital..........  $735,467     $579,564
                                                   --------     --------
                                                   --------     --------

See Notes to Consolidated Financial Statements

                      EVANS WITHYCOMBE RESIDENTIAL, L.P.
                      CONSOLIDATED STATEMENTS OF INCOME
   (Amounts in thousands, except for number of units and per unit amounts)

                                                                          EVANS WITHYCOMBE
                                   EVANS WITHYCOMBE    EVANS WITHYCOMBE   RESIDENTIAL, L.P.
                                   RESIDENTIAL, L.P.   RESIDENTIAL L.P.       AND GROUP
                                   -----------------   ----------------   -----------------
                                                    YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------
                                          1996               1995                1994
                                   -----------------   ----------------   -----------------
Revenues:
  Rental...........................   $   94,350          $   68,864         $   51,097
  Third party management fees......        1,157               1,268              1,668
  Interest and other...............        6,119               4,399              4,194
                                      ----------          ----------         ----------
    Total revenues.................      101,626              74,531             56,959
Expenses:
  Repairs and maintenance..........       11,607               8,293              6,288
  Property operating...............       12,713               8,699              7,834
  Advertising......................        1,864               1,244                966
  Real estate taxes................        6,915               4,723              3,204
  Property management..............        3,225               2,825              2,505
  General and administrative.......        1,387               1,321              1,175
  Interest.........................       24,225              12,650              7,836
  Depreciation and amortization....       20,885              13,762             10,333
  Other............................            -                   -              5,233
                                      ----------          ----------         ----------
    Total expenses.................       82,821              53,517             45,374
                                      ----------          ----------         ----------
Income before minority interest....       18,805              21,014             11,585
Minority interest..................          (75)                (89)               (42)
                                      ----------          ----------         ----------
Net income.........................   $   18,730          $   20,925         $   11,543
                                      ----------          ----------         ----------
                                      ----------          ----------         ----------
Earnings per unit..................   $     0.84          $     1.02
                                      ----------          ----------
                                      ----------          ----------
Earnings per unit, period from
 August 17 to December 31, 1994....                                          $     0.38
                                                                             ----------
                                                                             ----------
Weighted average units outstanding.   22,184,395          20,590,873         20,086,884
                                      ----------          ----------         ----------
                                      ----------          ----------         ----------


See Notes to Consolidated Financial Statements

                      EVANS WITHYCOMBE RESIDENTIAL, L.P.
                 CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
    (Amounts in thousands, except for number of units and per unit amounts)

                                                                                                          UNAMORTIZED
                                                                                 EVANS         OTHER       RESTRICTED
                                                                               WITHYCOMBE     LIMITED         UNITS
                                                                NUMBER OF     RESIDENTIAL,    PARTNERS      EMPLOYEE
                                                                  UNITS            INC.       CAPITAL     COMPENSATION       TOTAL
                                                                ----------    ------------    --------    ------------     --------
Partners' capital, December 31, 1993.........................            -      $      -      $142,886      $     -        $142,886
  Capital contributions .....................................            -             -         9,660            -           9,660
  Distributions..............................................            -             -       (15,204)           -         (15,204)
  Net income, January 1 to August 16, 1994...................            -             -         4,012            -           4,012
                                                                ----------      --------       -------      -------        --------
                                                                         -             -       141,354            -         141,354
  The Offering and formation of the Operating
   Partnership...............................................   20,140,530       205,664       (88,011)           -         117,653
  Minority interest in Financing Partnership at
   date of offering..........................................            -        (1,594)            -            -          (1,594)
  Net Income, August 17 to December 31, 1994.................            -         5,983         1,548            -           7,531
  Distributions ($.55 per unit)..............................            -        (8,812)       (2,265)           -         (11,077)
                                                                ----------      --------       -------      -------        --------
Partners' capital, December 31, 1994.........................   20,140,530       201,241        52,626            -         253,867

  Net income.................................................            -        16,331         4,594            -          20,925
  Distributions ($1.50 per unit).............................            -       (24,102)       (6,801)           -         (30,903)
  Issuance of units for acquisition of apartment
   communities...............................................      710,550             -        14,207            -          14,207
  Conversion of limited partners' units into
   common stock..............................................                        390          (390)           -               -
  Issuance of restricted units for executive
   deferred compensation.....................................       82,802         1,657             -       (1,657)              -
  Amortization of deferred compensation......................            -             -             -          959             959
                                                                ----------      --------       -------      -------        --------

Partners' capital, December 31, 1995.........................   20,933,882       195,517        64,236         (698)        259,055
  Net income.................................................            -        14,720         4,010            -          18,730
  Distributions on units ($1.58 per unit)....................            -       (28,040)       (7,545)           -         (35,585)
  Purchase of units by Evans Withycombe Residential,
   Inc. from proceeds of second offering, net of
   underwriting discount and offering costs of $3,237........    2,088,889        40,891             -            -          40,891
  Conversion of limited partners' units into
   common stock..............................................            -         2,583        (2,583)           -               -
  Purchase of units from proceeds from the exercise
   of stock options..........................................       19,500           390             -            -             390
  Issuance of restricted units...............................       10,895           240             -         (240)              -
  Forfeiture of restricted units.............................       (8,729)            -             -            -               -
  Amortization of deferred compensation......................            -             -             -          473             473
                                                                ----------      --------       -------      -------        --------
Partners' capital, December 31, 1996.........................   23,044,712      $226,301       $58,118      $  (465)       $283,954
                                                                ----------      --------       -------      -------        --------
                                                                ----------      --------       -------      -------        --------



See Notes to Consolidated Financial Statements

               EVANS WITHYCOMBE RESIDENTIAL, L.P.
             CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands)

                                                                                           EVANS
                                                     EVANS              EVANS            WITHYCOMBE
                                                   WITHYCOMBE         WITHYCOMBE      RESIDENTIAL, L.P.
                                                RESIDENTIAL, L.P.  RESIDENTIAL, L.P.     AND GROUP
                                                -----------------  -----------------  -----------------
                                                                YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------
                                                       1996              1995               1994
                                                -----------------  -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................  $  18,730         $  20,925          $  11,543
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization.................     21,578            14,420             10,703
    Minority Interest.............................         75                89                 42
    Amortization of executive deferred comp.......        390               693                267
    Write-off of real estate assets...............        227                 -                  -
    Write-off of deferred loan costs..............          -               172                  -
Decrease (increase) in assets
    Restricted cash...............................     (1,100)              561               (129)
    Accounts and notes receivable.................     (1,356)             (934)              (468)
    Other assets..................................        (74)           (1,051)             3,279
(Decrease) increase in liabilities
    Accounts payable and other liabilities........     (1,583)              540              4,043
    Due to related parties and owners.............          -                 -             (6,482)
    Accrued interest..............................        812               505               (818)
    Accrued property taxes........................        554               825                 62
    Resident security deposits....................        321               500                 54
    Prepaid rent..................................        147              (262)               (98)
                                                    ---------         ---------          ---------
Net cash provided by operating activities.........     38,721            36,983             21,998

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate assets....................   (127,811)         (116,716)          (207,978)
Payment for organization and loan costs...........     (1,650)           (1,345)            (3,673)
                                                    ---------         ---------          ---------
Net cash (used) in investing activities...........   (129,461)         (118,061)          (211,651)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Public Offering, net of expenses....     40,891                 -            181,262
Proceeds from exercise of options.................        390                 -                  -
Proceeds from mortgage notes and credit facility..    269,778           315,653            122,522
Principal payments on mortgage notes..............   (177,762)         (202,477)          (101,280)
Minority interest distributions...................       (137)             (447)              (389)
Distributions paid................................    (43,486)          (30,456)            (5,149)
Distributions to owners...........................          -                 -            (17,012)
Capital contributions.............................          -                 -              9,660
                                                    ---------         ---------          ---------
Net cash provided by financing activities.........     89,674            82,273            189,614
                                                    ---------         ---------          ---------
Net increase (decrease) in cash and
 cash equivalents.................................     (1,066)            1,195                (39)
Cash and cash equivalents, beginning of year......      3,634             2,439              2,478
                                                    ---------         ---------          ---------
Cash and cash equivalents, end of year............  $   2,568         $   3,634          $   2,439
                                                    ---------         ---------          ---------
                                                    ---------         ---------          ---------
SUPPLEMENTAL INFORMATION
Cash paid during the year for interest............  $  22,648         $  11,487          $   8,284
                                                    ---------         ---------          ---------
                                                    ---------         ---------          ---------
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Assumption of debt related to the acquisition of
 apartment communities............................  $  46,700         $  56,493          $       -
                                                    ---------         ---------          ---------
                                                    ---------         ---------          ---------
Acquisition of apartment communities through
 issuance of units in the Operating Partnership...  $       -         $  14,207          $       -
                                                    ---------         ---------          ---------
                                                    ---------         ---------          ---------
Issuance of stock under restricted stock
 incentive plan...................................  $      83         $     959          $       -
                                                    ---------         ---------          ---------
                                                    ---------         ---------          ---------

See Notes to Consolidated Financial Statements

                       EVANS WITHYCOMBE RESIDENTIAL, L.P.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                   (AMOUNTS IN THOUSANDS, EXCEPT FOR NUMBER
                    OF UNITS OR SHARES AND PER UNIT AMOUNTS)

1.   ORGANIZATION AND FORMATION OF THE OPERATING PARTNERSHIP

     Evans Withycombe Residential, L.P. (the "Operating Partnership") is one of the largest developers and managers of upscale apartment communities in Arizona and is expanding its operation into selected sub-markets in Southern California. The Operating Partnership owns and manages 49 stabilized multifamily apartment communities containing 13,905 units, of which 44 stabilized multifamily apartment communities are located in Phoenix and Tucson, Arizona, containing a total of 12,005 units and five stabilized multifamily apartment communities are located in the Riverside/San Bernardino, California market containing a total of 1,900 units. The Operating Partnership considers an apartment community stabilized when it reaches 93 percent physical occupancy. The Operating Partnership is also in the process of developing or expanding five multifamily apartment communities comprising 1,078 units in its Arizona markets. The Operating Partnership is fully integrated with expertise in development, acquisitions, construction and management of apartment communities. The Operating Partnership had approximately 580 employees at December 31, 1996.

     The Operating Partnership was formed in June 1994 to develop, acquire, own and manage upscale multifamily apartment communities for Evans Withycombe Residential, Inc. On August 17, 1994, Evans Withycombe Residential, Inc. completed an Initial Public Offering and engaged in various formation transactions designed to transfer ownership of the communities and other assets of the predecessor company to the Operating Partnership or Evans Withycombe Finance Partnership, L.P. (the "Financing Partnership"). The Operating Partnership owns 99.0 percent of Evans Withycombe Finance Partnership L.P. and has a 99.0 percent economic interest in Evans Withycombe Management, Inc. (the "Management Company"). Evans Withycombe Residential, Inc. is the sole general partner of and owned a 79.7 percent, 77.02 percent and 79.50 percent interest in the Operating Partnership at December 31, 1996, 1995 and 1994, respectively.

     In the second quarter of 1996 Evans Withycombe Residential, Inc. completed the Second Offering. The net proceeds from the Second Offering were used to repay a portion of the Revolving Credit Facility.

     The Operating Partnership elected to be taxed as a partnership for Federal income tax purposes.

2.   BASIS OF PRESENTATION

     The accompanying consolidated financial statements of Evans Withycombe Residential, L.P. include the consolidated accounts of the Operating Partnership, the Financing Partnership and the Management Company from the date of the Initial Public Offering, August 17, 1994. The accompanying financial statements of Evans Withycombe Residential Group (the "Predecessor") prior to August 17, 1994, include the accounts of various partnerships sponsored by Evans Withycombe. The Predecessor was a combination of affiliated entities that had ownership in multifamily communities in the Phoenix and Tucson, Arizona area; it was not a separate legal entity. The predecessor accounts are presented on a combined basis because all of the communities were managed by Evans Withycombe which had a significant ownership interest in each of the communities and because these communities were the subject of business combination in connection with the formation of the Operating Partnership.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REAL ESTATE ASSETS AND DEPRECIATION

     The Operating Partnership records its real estate assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long Lived Assets to be Disposed of", which was issued by the Financial Accounting Standards Board in March 1995 and the Operating Partnership adopted in 1996. SFAS No. 121 requires that long-lived assets such as real estate assets, be reviewed whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. If the sum of the expected future net cash flows (undiscounted and without interest charges) from an asset to be held and used is less than the book value of the asset, an impairment loss must be recognized in the amount of the difference between book value and fair value as opposed to the difference between book value and net realizable value under the previous accounting standard. For long-term assets like apartment communities, the determination of whether there is an impairment loss is dependent primarily on the Operating Partnership's estimates on occupancy, rent and expense increases, which involves numerous assumptions and judgments as to future events over a period of many years. At December 31, 1996 the Operating Partnership does not hold any assets that meet the impairment criteria of SFAS No. 121.

     Costs related directly to the acquisition and improvement of real estate are capitalized. Interest costs incurred during construction of a new property are capitalized until completion of construction on a building-by-building basis. Interest capitalized was $2,714, $5,048 and $2,724, for the years ended December 31, 1996, 1995 and 1994, respectively.

     Ordinary repairs, maintenance and costs incurred in connection with resident turnover such as unit cleaning, painting, and carpet cleaning are expensed as incurred; major replacements and betterment's are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the expected useful lives of depreciable property, which ranges from 10 to 40 years for buildings and improvements and five to eight years for furnishings and equipment.

     The Operating Partnership reports developments and lease-up properties as construction-in-progress until construction on the apartment community has been completed and the apartment community has reached stabilized occupancy.

     The Operating Partnership also reports land relating to construction-in-progress as land on its balance sheet. Land associated with construction-in-progress was $16,542 and $16,414 at December 31, 1996 and 1995, respectively.

REVENUE RECOGNITION

     Rental income attributable to residential leases is recorded when due from residents. Leases are for periods of up to one year, with rental payments due monthly.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all cash and cash equivalent investments with original maturities of three months or less, primarily consisting of demand deposits in banks.

RESTRICTED CASH

     Restricted cash includes restricted deposits for sinking fund accounts related to tax exempt bonds, property taxes and escrow accounts.

DEFERRED COSTS

     Costs incurred in obtaining long-term financing are deferred. These costs are amortized on the effective interest method over the terms of the related debt agreements.

INCOME TAXES

     The Operating Partnership has made an election to be taxed as a partnership and accordingly, no federal or state income taxes have been provided in the accompanying consolidated financial statements.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

EARNINGS PER UNIT

     Earnings per unit has been computed by dividing net income for the years ended December 31, 1996 and 1995 and the period ended December 31, 1994, respectively, by the weighted average number of units outstanding. Historical earnings per unit data for the periods ended prior to the Offering on August 17, 1994 are not relevant since the ifnancial information prior to such date is comprised of combined operations of partnerships and corporations.

4.   OTHER

     Prior to the Initial Public Offering, Evans Withycombe, Inc. had in place an Executive Incentive Deferred Compensation Plan (the "Executive Plan"). Pursuant to the Executive Plan, certain executives of Evans Withycombe, Inc. (the "Participants") were granted unfunded, unsecured rights to receive cash payments based on the distributions from certain partnerships in which Evans Withycombe owned an interest. The awards would have vested over a six-year period from the date of grant. In connection with the Initial Public Offering, all rights of Participants under the Executive Plan were canceled, and the participants received (a) an aggregate of approximately $2,600 in cash which was funded by Evans Withycombe, Inc. prior to the Initial Public Offering and (b) the right to receive an aggregate of 98,500 shares of restricted stock from Evans Withycombe Residential, Inc. one year following the Offering if they remain as employees of the Operating Partnership during such period. One third of the shares vest on each of the second, third and fourth anniversaries of the Initial Public Offering based on an offering price per share of $20 (SEE STOCK INCENTIVE PLAN FOOTNOTE). The $2,600 cash payment, which represents an estimate of the executives' vested share of the gain, was expensed by Evans Withycombe, Inc. during the third quarter of 1994 prior to the Offering.

     In connection with the repayment of existing indebtedness at the time of the offering, prepayment penalties and lender participation (additional interest) totaling $2,600 were paid.

5.    MORTGAGE AND NOTES PAYABLE

     The Operating Partnership's mortgage notes and notes payable consists of the following at December 31:

                                                                         1996        1995
                                                                       --------    --------
Mortgage note payable at fixed interest rate of 7.2 percent, monthly principal and interest payments through August 18, 1996.
The unpaid principal balance was repaid on August 18, 1996.            $      -    $  5,457

Mortgage note payable at fixed interest rate of 8.0 percent, monthly principal and interest payments.  The unpaid principal
balance was repaid on January 9, 1997.                                    5,380       5,463

Mortgage note payable at fixed interest rate of 8.0 percent, monthly principal and interest payments. The unpaid principal
balance was repaid on January 9, 1997.                                    4,340       4,406

Mortgage note payable at fixed interest rate of 8.0 percent, monthly principal and interest payments. The unpaid principal
balance was repaid on January 9, 1997.                                    8,951       9,063

Mortgage note payable at fixed interest rate of 8.28 percent, monthly principal and interest payments.  The unpaid principal
balance was repaid on January 31, 1997.                                   6,225       6,339

Mortgage note payable at fixed interest rate of 9.95 percent, monthly principal and interest payments through September 15,
1997, remaining balance due September 15, 1997.                          12,065      12,184

Mortgage note payable at fixed interest rate of 9.3 percent, monthly principal and interest payments through September 15,
1997, remaining balance due September 15, 1997                            3,182       3,212


                                           F-10


                                                                         1996        1995
                                                                       --------    --------
$50 million securitized debt at a fixed interest rate of 7.17 percent, monthly principal and interest payments through January
1, 2006, remaining balance due January 1, 2006.  Secured by first
mortgage liens on 5 communities.                                         49,509      50,000

Securitized debt at a fixed stated interest rate of 7.98 percent, with an effective interest rate of 8.05 percent, monthly interest only payments through August 1, 2001.  The face amount of $131 million is due August 1, 2001.  Secured by first mortgage liens on 22 communities, the balance is net of unamortized discount of
$480 and $561 at December 31, 1996 and 1995, respectively.              130,520     130,439

$13 million short term note payable at a fixed interest rate of
6.0 percent.  Interest only payments, matured on January 5, 1996.
The unpaid principal balance was repaid on January 5, 1996.                   -      13,000

$17.3 million tax exempt bonds with a floating interest rate based on the tax exempt note rate set by the remarketing agent, or at the option of the Operating Partnership can convert to a fixed rate as determined by the remarketing agent.  Secured by a
$17.5 million direct pay letter of credit agreement, interest payments only, matures December 1, 2007 (Effective interest rate
of 5.16 percent at December 31, 1996).                                   17,300      17,300

$22.6 million tax exempt bonds with a floating interest rate based on the tax exempt note rate set by the remarketing agent, interest payments only.  Secured by a $22.8 million direct pay letter of credit, matures February 1, 2016.  (Effective interest
rate of 5.65 percent at December 31, 1996).                              22,650           -

$24.05 million tax exempt bonds with a floating interest rate based on the tax exempt note rate set by the remarketing agent.
Interest payments only.  Secured by a $24.4 million direct pay letter of credit agreement, matures August 1, 2005.  (Effective
interest rate of 6.14 percent at December 31, 1996).                     24,050           -

$225 million unsecured Revolving Credit Facility with floating interest rate based on LIBOR plus 1.50 percent or at the option of the Company at prime, interest payments only.  Matures
September 24, 1999 (Effective interest rate of 7.2 percent at
December 31, 1996).                                                     152,000      40,593
                                                                       --------    --------
                                                                       $435,172    $297,456
                                                                       --------    --------
                                                                       --------    --------

     Each of the mortgage loans is secured by a first mortgage on separate communities.

     Principal maturities as of December 31, 1996 are as follows:

                1997                                       $ 40,625
                1998                                            563
                1999                                        152,605
                2000                                            650
                2001                                        131,218
                Thereafter                                  110,511
                                                           --------
                                                           $436,172
                                                           --------
                                                           --------

     The $225 million Revolving Credit Facility provides funding for working capital, construction activities and acquisitions.

     The Operating Partnership has three direct pay letters of credit of $17,500, $22,800 and $24,400 which serve as a credit enhancement for the tax exempt bonds. The letters of credit are secured by a first mortgage on four apartment communities.

     On January 9, 1997, the Operating Partnership extinguished the debt on three mortgages with unpaid principal balances of approximately $18,700 with proceeds from the Revolving Credit Facility. As a result, the Operating Partnership incurred a loss from the early extinguishment of debt of approximately $1,200. The Operating Partnership prepaid the $6,225 mortgage note on January 31, 1997 with proceeds form the Revolving Credit Facility which resulted in an additional loss from the early extinguishment of debt of approximately $300. The loss from the early extinguishment of debt was recorded by the Operating Partnership in the first quarter of 1997.

6.   DISTRIBUTIONS

     On December 31, 1996, the Operating Partnership paid a distribution of $.40 per share ($9,217) to unitholders of record as of December 24, 1996. Approximately 36 percent and 30 percent of the distributions paid during 1996 and 1995 represented return of capital to the unitholders.

7.    MANAGEMENT AND DEVELOPMENT FEES

     The Operating Partnership, through Evans Withycombe Management, Inc. performs management services for certain unaffiliated communities. Management fees received from managed communities were $1,157, $1,268, and $1,668 for the years ended December 31, 1996, 1995 and 1994, respectively. Included in 1996 third party management fees is a non recurring $500 fee received in exchange for terminating the management contract on nine apartment communities containing 1,298 apartment units in the second quarter 1996.

     Prior to the Offering, in conjunction with development of projects, the communities paid development fees to affiliates of $4,554 for the period ended August 16, 1994.

8.    RETIREMENT PLAN

     The Operating Partnership has a defined contribution wealth accumulation plan and trust (the "Plan") covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to the maximum allowed by the IRS. The Operating Partnership makes a matching contribution of 25 percent of the participant's contribution up to 1 percent of a participant's salary, which totaled $113, $53, and $91 for 1996, 1995, and 1994, respectively.

9.    COMMITMENTS AND CONTINGENCIES

     The Operating Partnership leases office space in buildings and certain equipment under noncancelable operating leases. Future minimum payments under these leases with initial terms of one year or more consist of the following at December 31, 1996:

        1997                                               $358
        1998                                                364
        1999                                                224
        2000                                                  4
                                                           ----
                                                           $950
                                                           ----
                                                           ----

     Rent expense for the years ended December 31, 1996, 1995 and 1994 was $360, $300, and $288, respectively.

10.  STOCK INCENTIVE PLAN

STOCK OPTION PLAN

     Evans Withycombe Residential, Inc. (the "Company") has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.5% and 6.5%; dividend yields of 7.5% and 7.4%; volatility factors of the expected market price of the Company's common stock of 0.18 and 0.18; and a weighted-average expected life of the option of 5 years. Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (amounts in thousands except for earnings per share information):

                                              1996           1995
                                             -------       -------
Pro forma net income                         $18,727       $20,925
Pro forma primary earnings per share           $0.83       $  1.02

     Exercise prices for options outstanding as of December 31, 1996 ranged from $18.25 to $22.25. The weighted-average remaining contractual life of those options is 7.6 years.

     Initially 1,830,000 shares of the Company's common stock were reserved for issuance under the plan. Information with respect to stock options granted during 1996, 1995 and 1994 is as follows:


                                                          Weighted Average
                                                           Exercise Price
                                                 Shares       Per Share
                                                 --------  ---------------
Options granted on August 17, 1994                685,200       $20.00
   Exercised                                            -            -
   Granted                                         16,000        19.65
   Forfeited                                       (4,840)       20.00
                                                 --------       ------
Options outstanding at December 31, 1994          696,360        19.99
   Exercised                                            -            -
   Granted                                         21,000        19.74
   Forfeited                                      (18,185)       20.00
                                                 --------       ------
Options outstanding at December 31, 1995          699,175        19.98
   Exercised                                      (19,500)       20.00
   Granted                                        345,000        21.96
   Forfeited                                     (115,825)       20.00
                                                 --------       ------
Options outstanding at December 31, 1996          908,850       $20.63
                                                 --------       ------
                                                 --------       ------
Options exercisable:
   December 31, 1994                                    -            -
   December 31, 1995                              175,300       $20.00
   December 31, 1996                              357,700       $19.98

     Options to purchase 901,650, 1,130,825 and 1,133,640 shares of common stock were available for grant under the plan at December 31, 1996, 1995 and 1994, respectively.

EXECUTIVE STOCK INCENTIVE PLAN

     Prior to the Initial Public Offering, the Company's predecessor Evans Withycombe, Inc. had in place an Executive Incentive Deferred Compensation Plan (the "Executive Plan").

Pursuant to the Executive Plan, certain executives of Evans Withycombe, Inc. (the "Participants") were granted the right to receive an aggregate of 98,500 shares of restricted stock from the Company one year following the Initial Public Offering if they remain employees of the Company during such period. One-third of the shares will vest on each of the second, third and fourth anniversaries of the Initial Public Offering based on an offering price per share of $20. The expense will be amortized ratably over the periods in which the shares vest and an expense of $390 and $698 and $267 for the years ended December 31, 1996, 1995 and 1994 is included in general and administrative expense. Information with respect to the executive restricted stock incentive plan is as follows:

                                                  Shares
                                                 -------
      Restricted stock at December 31, 1994       98,500
        Forfeited                                (15,698)
                                                 -------
      Restricted stock at December 31, 1995       82,802
        Forfeited                                 (8,454)
                                                 -------
      Restricted stock at December 31, 1996       74,348
                                                 -------
                                                 -------

      Number of shares vested                     27,600

RESTRICTED STOCK PROGRAM

     In 1996, the Company awarded 10,895 shares of restricted stock to certain employees of the Operating Partnership under its 1994 Stock Incentive Plan. The restricted stock vests ratably over periods ranging from one to four years from the date of the award and are based on the price of the stock at the award date which ranges from $20.75 to $22.25. The expense will be amortized ratably over the periods in which the shares vest and an expense of $83 is included in general and administrative expense for the year ended December 31, 1996.

     The Company uses the proceeds from exercise of stock options and the issuance of restricted stock to acquire a similar number of units in the Operating Partnership.

11.  MINORITY INTEREST

     Evans Withycombe Finance, Inc. owns a one percent interest in the Financing Partnership at December 31, 1996, 1995 and 1994, respectively, as follows:

                                                                   Dollars
                                                                   -------
     Minority interest in the Financing Partnership
        at date of offering                                        $1,594
     Allocation of net income                                          42
     Distributions                                                   (389)
                                                                   ------
     Balance at December 31, 1994                                   1,247
     Allocation of net income                                          89
     Distributions                                                   (447)
                                                                   ------
     Balance at December 31, 1995                                     889
     Allocation of net income                                          75
     Distributions                                                   (137)
                                                                   ------
     Balance at December 31, 1996                                  $  827
                                                                   ------
                                                                   ------

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Operating Partnership could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Cash equivalents, accounts receivable, accounts payable and other accruals are carried at amounts that reasonably approximate their fair values as of December 31, 1996 and 1995. The Operating Partnership's debt has an estimated aggregate fair value of approximately $437,800 at December 31, 1996 compared to the carrying value of $436,172. At December 31, 1995, the Operating Partnership's debt had an estimated fair value of approximately $298,800 compared to the carrying value of $297,456. Fair values were estimated using discounted cash flow analyses, based on interest rates currently available to the Operating Partnership for issuance of debt with similar terms and remaining maturities.

13.  1994 RESULTS OF OPERATIONS

     The 1994 results of operations of the Operating Partnership and its Predecessor are as follows:

                                          EVANS WITHYCOMBE    EVANS WITHYCOMBE
                                          RESIDENTIAL, L.P.   RESIDENTIAL GROUP
                                          -----------------   ----------------
                                            AUGUST 17 TO       JANUARY 1 TO
                                          DECEMBER 31, 1994   AUGUST 16, 1994
                                          -----------------   ---------------
Revenues:
  Rental...............................       $20,185              $30,912
  Third party management fees..........           560                1,108
  Interest and other...................         1,028                3,166
                                              -------              -------
Total revenues.........................        21,773               35,186

Expenses:
  Repairs and maintenance..............         2,642                3,646
  Property operating...................         2,392                5,442
  Advertising..........................           345                  621
  Real estate taxes....................         1,251                1,953
  Property management..................         1,104                1,401
  General and administrative...........           410                  765
  Interest.............................         2,302                5,534
  Depreciation and amortization........         3,754                6,579
  Other................................             -                5,233
                                              -------              -------
Total expenses.........................        14,200               31,174
                                              -------              -------
Net income before minority interest....         7,573                4,012
Minority interest......................           (42)                   -
                                              -------              -------
Net income.............................       $ 7,531              $ 4,012
                                              -------              -------
                                              -------              -------

14. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED, AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS).

                                                    QUARTER
                                      FIRST    SECOND     THIRD     FOURTH
                                     -------   ------    -------   -------
1996
Revenue..........................    $24,161   $24,085   $25,938   $27,442
Net operating income.............     16,840    16,287    16,724    18,676
Income before minority interest..      5,341     4,748     3,986     4,730
Minority interest................        (23)      (16)      (15)      (21)
Net income.......................      5,318     4,732     3,971     4,709
Earnings per unit................    $   .25   $   .22   $   .17   $   .20

1995
Revenue..........................    $16,276   $17,531   $19,061   $21,663
Net operating income.............     11,413    11,999    12,296    15,864
Income before minority interest..      5,692     4,975     4,723     5,624
Minority interest................        (26)      (19)      (16)      (28)
Net income.......................      5,666     4,956     4,707     5,596
Earnings per unit................    $   .28   $   .23   $   .23   $   .28

     The Operating Partnership defines net operating income as earnings before property management, general and administrative expense, interest and depreciation.

                   EVANS WITHYCOMBE RESIDENTIAL, L.P.
    SCHEDULE III - REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                           December 31, 1996

                         (Amounts in thousands)

                                                                          Costs Capitalized      Gross Amounts
                                                                             Subsequent             at Which
                                                                           to Acquisition/         Carried at
                                                     Initial Open           Construction         Close of Period
                                                 --------------------------------------------------------------------------
                                                         Buildings and          Buildings and         Buildings and
Description                       Encumbrances   Land    Improvements   Land    Improvements   Land   Improvements   Total
---------------------------------------------------------------------------------------------------------------------------
SAME STORE
   PHOENIX
Bayside at the Islands
    Gilbert,  AZ                     $6,589     $1,877       $6,623    $1,429       $3,491    $3,306     $10,114    $13,420
Country Brook
    Chandler, AZ                      7,792        937        3,886        25        6,578       962      10,464     11,426
Deer Creek Village
    Phoenix, AZ                       5,116        919        5,454       506        3,465     1,425       8,919     10,344
Greenwood Village
    Tempe, AZ                         6,553      1,770        7,119       349        2,322     2,119       9,441     11,560
Heritage Point
    Mesa, AZ                              -        666        5,125         -          397       666       5,522      6,188
La Mariposa
    Mesa, AZ                          4,750      1,440        3,962       608        2,620     2,048       6,582      8,630
La Valencia
    Mesa, AZ                          7,792      2,485        6,569     1,068        4,283     3,553      10,852     14,405
Little Cottonwoods
    Tempe, AZ                         9,424      2,834        6,655       216        7,161     3,050      13,816     16,866
Los Arboles
    Chandler, AZ                          -      1,160        7,836         -          237     1,160       8,073      9,233
Miramonte
    Scottsdale, AZ                    4,340      1,133        3,711         -          123     1,133       3,834      4,967
Morningside
    Scottsdale, AZ                    4,542        533        6,316       137        2,115       670       8,431      9,101
Park Meadow
    Gilbert,  AZ                      2,936        607        2,828       225        1,275       832       4,103      4,935
Preserve at Squaw Peak
    Phoenix, AZ                       3,172        377        4,252       141        1,939       518       6,191      6,709
Promontory Pointe
    Phoenix, AZ                       7,610      2,038        6,987      (379)       7,861     1,659       4,943      6,602
                                                                                    (9,905)*
Scottsdale Courtyards
    Scottsdale, AZ                   10,442      2,946        8,385        33        3,087     2,979      11,472     14,451
Scottsdale Meadows
    Scottsdale, AZ                    5,381      1,512        4,203         -          113     1,512       4,316      5,828
Shadow Brook
    Phoenix, AZ                       7,922      2,440        9,320       625        3,388     3,065      12,708     15,773
Shores at Andersen Springs
    Chandler, AZ                      8,196      2,095        9,682       649        3,949     2,744      13,631     16,375
Silver Creek
    Phoenix, AZ                       3,211        484        3,157       228        2,429       712       5,586      6,298


                                    Accumulated       New        Year      Depreciation
Description                         Depreciation   Developed   Acquired   Lives in Years
----------------------------------------------------------------------------------------
SAME STORE
   PHOENIX
Bayside at the Islands
    Gilbert,  AZ                        $815       1988-1989               5 TO 40 YEARS
Country Brook
    Chandler, AZ                         954                     1991      5 TO 40 YEARS
Deer Creek Village
    Phoenix, AZ                          912                     1991      5 TO 40 YEARS
Greenwood Village
    Tempe, AZ                            961                     1993      5 TO 40 YEARS
Heritage Point
    Mesa, AZ                             424                     1994      5 TO 40 YEARS
La Mariposa
    Mesa, AZ                             528                     1990      5 TO 40 YEARS
La Valencia
    Mesa, AZ                             829                     1990      5 TO 40 YEARS
Little Cottonwoods
    Tempe, AZ                            939                     1989      5 TO 40 YEARS
Los Arboles
    Chandler, AZ                         895                     1993      5 TO 40 YEARS
Miramonte
    Scottsdale, AZ                       481                     1993      5 TO 40 YEARS
Morningside
    Scottsdale, AZ                       731                     1992      5 TO 40 YEARS
Park Meadow
    Gilbert,  AZ                         450                     1992       5 TO 40 YEARS
Preserve at Squaw Peak
    Phoenix, AZ                          500                     1991       5 TO 40 YEARS
Promontory Pointe
    Phoenix, AZ                          392                     1988       5 TO 40 YEARS

Scottsdale Courtyards
    Scottsdale, AZ                     1,035            1993                5 TO 40 YEARS
Scottsdale Meadows
    Scottsdale, AZ                       539                     1993       5 TO 40 YEARS
Shadow Brook
    Phoenix, AZ                        1,157                     1993       5 TO 40 YEARS
Shores at Andersen Springs
    Chandler, AZ                       1,078            1993                5 TO 40 YEARS
Silver Creek
    Phoenix, AZ                          546                     1991       5 TO 40 YEARS

                                      F-19

SAME STORE (CONTINUED)
SUN CREEK
    Glendale, AZ                     $3,811       $715       $3,950      $182       $1,648      $897      $5,598     $6,495
The Meadows
    Mesa, AZ                              -        650        4,797         -        2,795       650       6,231      6,881
The Palms                                                                           (1,361)*
    Phoenix, AZ                       4,895      2,152        4,455     1,133        2,764     3,285       7,219     10,504
The Pines
    Mesa, AZ                          3,707        577        3,725       351        2,559       928       6,284      7,212
Towne Square
    Chandler, AZ                          -      1,042        8,413       277        3,614     1,319      12,027     13,346
Villa Encanto
    Phoenix, AZ                       8,951      2,884        8,558         -          844     2,884       9,402     12,286
Village at Lakewood
    Phoenix, AZ                       8,317      1,652        5,776     1,514        5,897     3,166      11,673     14,839

   TUCSON
Harrison Park
    Tucson, AZ                        3,315        516        3,511         -          743       516       4,254      4,770
La Reserve
    Oro, Valley                       6,409      2,309        6,356       956        3,656     3,265      10,012     13,277
Orange Grove Village
    Tucson, AZ                        3,786        814        3,233       906        2,575     1,720       5,808      7,528
Suntree Village
    Oro, Valley                       8,550      1,246        8,862       326        3,713     1,572      12,575     14,147
The Arboretum
    Tucson, AZ                       16,684      1,014        8,323     1,526        3,349     2,540      11,672     14,212
Village at Tanque Verde
    Tucson, AZ                        6,436        690        1,280       745        4,895     1,435       6,175      7,610
                                   ----------------------------------------------------------------------------------------
SUBTOTAL SAME STORE                 180,629     44,514      183,309    13,776       84,619    58,290     267,928    326,218

COMMUNITIES STABILIZED LESS THAN
TWO YEARS
   Phoenix
Gateway Villas
    Phoenix, AZ                           -      1,431       11,238         -          (50)    1,431      11,188     12,619
Mountain Park Ranch
    Phoenix, AZ                       9,704      1,662       12,540         -           28     1,662      12,568     14,230
Sonoran
    Phoenix, AZ                           -      2,362       20,802         -           17     2,362      20,819     23,181
The Enclave
    Tempe, AZ                      $  8,367     $1,500      $10,527      $  -          $26    $1,500     $10,553    $12,053
The Heritage
    Phoenix, AZ                           -      1,211       12,370         -          (13)    1,211      12,357     13,568
Towne Square Expansion Phase II
    Chandler, AZ                          -          -        6,061         -            -         -       6,061      6,061

   TUCSON
Arboretum Expansion Phase II
    Tucson, AZ                            -        914        8,383         -            -       914       8,383      9,297
                                   ----------------------------------------------------------------------------------------
SUBTOTAL COMMUNITIES STABILIZED
LESS THAN TWO YEARS                  18,071      9,080       81,921         -            8     9,080      81,929     91,009


SAME STORE (CONTINUED)
SUN CREEK
    Glendale, AZ                        $624                     1993       5 TO 40 YEARS
The Meadows
    Mesa, AZ                             532                     1987       5 TO 40 YEARS
The Palms
    Phoenix, AZ                          512            1990                5 TO 40 YEARS
The Pines
    Mesa, AZ                             679                     1992       5 TO 40 YEARS
Towne Square
    Chandler, AZ                       1,607                     1992       5 TO 40 YEARS
Villa Encanto
    Phoenix, AZ                          983                     1991       5 TO 40 YEARS
Village at Lakewood
    Phoenix, AZ                          915                     1991       5 TO 40 YEARS

   TUCSON
Harrison Park
    Tucson, AZ                           393                     1991       5 TO 40 YEARS
La Reserve
    Oro, Valley                          732            1988                5 TO 40 YEARS
Orange Grove Village
    Tucson, AZ                           605                     1991       5 TO 40 YEARS
Suntree Village
    Oro, Valley                        1,348                     1992       5 TO 40 YEARS
The Arboretum
    Tucson, AZ                         1,584                     1992       5 TO 40 YEARS
Village at Tanque Verde
    Tucson, AZ                           589                     1990       5 TO 40 YEARS
                                   ---------
SUBTOTAL SAME STORE                   25,269

COMMUNITIES STABILIZED LESS THAN
TWO YEARS
   Phoenix
Gateway Villas
    Phoenix, AZ                          561       1994-1995                5 TO 40 YEARS
Mountain Park Ranch
    Phoenix, AZ                        1,032       1994-1995                5 TO 40 YEARS
Sonoran
    Phoenix, AZ                        1,142       1994-1995                5 TO 40 YEARS
The Enclave
    Tempe, AZ                           $860       1994-1995                5 TO 40 YEARS
The Heritage
    Phoenix, AZ                          769       1994-1995                5 TO 40 YEARS
Towne Square Expansion Phase II
    Chandler, AZ                           -       1994-1995                5 TO 40 YEARS

   TUCSON
Arboretum Expansion Phase II
    Tucson, AZ                             -       1994-1995                5 TO 40 YEARS
                                   ---------
SUBTOTAL COMMUNITIES STABILIZED
LESS THAN TWO YEARS                    4,364

DEVELOPMENTS AND LEASE-UP PROPERTIES
   PHOENIX
Country Brook Expansion Phase III
    Chandler, AZ                          -        543        6,779         -            -       543       6,779      7,322
The Hawthorne
    Phoenix, AZ                           -      2,695       14,087         -            -     2,695      14,087     16,782
Ingleside
    Phoenix, AZ                           -      1,204        6,242         -            -     1,204       6,242      7,446
The Isle at Arrowhead Ranch
    Glendale, AZ                          -      1,652        9,806         -            -     1,652       9,806     11,458
Ladera
    Phoenix, AZ                           -      2,979       14,884         -            -     2,979      14,884     17,863
Mirador
    Phoenix, AZ                           -      2,597       20,885         -            -     2,597      20,885     23,482
Park Meadow Expansion Phase II
    Gilbert, AZ                           -          4        3,998         -            -         4       3,998      4,002
Promontory Pointe Expansion Phase II
    Phoenix, AZ                           -        665        8,141         -            -       665       8,141      8,806
Towne Square Expansion Phase III
    Chandler, AZ                          -        605        6,092         -            -       605       6,092      6,697
The Retreat (1)
    Phoenix, AZ                           -      3,477        2,578         -            -     3,477       2,578      6,055
Scottsdale & Mountain View  (1)
    Scottsdale, AZ                        -      3,456          508         -            -     3,456         508      3,964
Vista Grove (1)
    Mesa, AZ                             $-     $1,343       $1,897        $-           $-    $1,343      $1,897     $3,240
The Gates Project  (2)
    Various Locations                     -          -          551         -            -         -         551        551
Laguna at Arrowhead  (1)
    Glendale, AZ                          -        879          592         -            -       879         592      1,471

   TUCSON
Bear Canyon
    Tucson, AZ                            -      1,645       12,926         -            -     1,645      12,926     14,571
Harrison Park Expansion Phase II
    Tucson, AZ                            -        749        8,912         -            -       749       8,912      9,661
The Legends
    Tucson, AZ                            -      2,728       17,893         -            -     2,728      17,893     20,621
Orange Grove Expansion Phase II
    Tucson, AZ                            -         93        7,213         -            -        93       7,213      7,306
                                   ----------------------------------------------------------------------------------------
SUBTOTAL DEVELOPMENTS AND
LEASE-UP PROPERTIES                       -     27,314      143,984         -            -     27,314    143,984    171,298

ACQUISITIONS
   PHOENIX
Acacia Creek
    Scottsdale, AZ                   15,247      6,122       24,382         -          599      6,122     24,981     31,103
Rancho Murietta
    Tempe, AZ                         6,225      1,766       10,208         -          993      1,766     11,201     12,967
Superstition Vista
    Mesa, AZ                              -      1,641       12,272         -        1,512      1,641     13,784     15,425

DEVELOPMENTS AND LEASE-UP PROPERTIES
   PHOENIX
Country Brook Expansion Phase III
    Chandler, AZ                            136            1995                5 TO 40 YEARS
The Hawthorne
    Phoenix, AZ                             122            1995                5 TO 40 YEARS
Ingleside
    Phoenix, AZ                             386            1995                5 TO 40 YEARS
The Isle at Arrowhead Ranch
    Glendale, AZ                              3            1996                5 TO 40 YEARS
Ladera
    Phoenix, AZ                             727       1994-1995                5 TO 40 YEARS
Mirador
    Phoenix, AZ                             921       1994-1995                5 TO 40 YEARS
Park Meadow Expansion Phase II
    Gilbert, AZ                             100            1995                5 TO 40 YEARS
Promontory Pointe Expansion Phase II
    Phoenix, AZ                              68            1995                5 TO 40 YEARS
Towne Square Expansion Phase III
    Chandler, AZ                            177            1995                5 TO 40 YEARS
The Retreat (1)
    Phoenix, AZ                               -            1997                5 TO 40 YEARS
Scottsdale & Mountain View  (1)
    Scottsdale, AZ                            -            1997                5 TO 40 YEARS
Vista Grove (1)
    Mesa, AZ                                 $-            1997                5 TO 40 YEARS
The Gates Project  (2)
    Various Locations                         -         Various                5 TO 40 YEARS
Laguna at Arrowhead  (1)
    Glendale, AZ                              -            1997                5 TO 40 YEARS

   TUCSON
Bear Canyon
    Tucson, AZ                              237            1995                5 TO 40 YEARS
Harrison Park Expansion Phase II
    Tucson, AZ                              235            1995                5 TO 40 YEARS
The Legends
    Tucson, AZ                            1,235       1994-1995                5 TO 40 YEARS
Orange Grove Expansion Phase II
    Tucson, AZ                              312            1995                5 TO 40 YEARS
                                     ----------
SUBTOTAL DEVELOPMENTS AND
LEASE-UP PROPERTIES                       4,644

ACQUISITIONS
   PHOENIX
Acacia Creek
    Scottsdale, AZ                        1,486                      1995      5 TO 40 YEARS
Rancho Murietta
    Tempe, AZ                               698                      1995      5 TO 40 YEARS
Superstition Vista
    Mesa, AZ                                480                      1995      5 TO 40 YEARS

ACQUISITIONS (continued)
   CALIFORNIA
Canyon Crest Views
    Riverside, CA                      $  -     $1,745      $12,163      $  -         $  -     $1,745    $12,163    $13,908
The Ashton
    Corona Hills, CA                 17,300      2,594       18,679         -        2,185      2,594     20,864     23,458
Portofino
    Chino Hills, CA                       -      3,572        9,031         -            -      3,572      9,031     12,603
Parkview Terrace Club
    Redlands, CA                     22,650      4,969       28,301         -            -      4,969     28,301     33,270
Redlands Lawn and Tennis Club
    Redlands, CA                     24,050      4,822       24,045         -            -      4,822     24,045     28,867
                                   ----------------------------------------------------------------------------------------
SUBTOTAL ACQUISITIONS                85,472     27,231      139,081         -        5,289     27,231    144,370    171,601
CORPORATE OFFICE
    SCOTTSDALE, AZ                        -          -          325         -        1,099          -      1,424      1,424
                                   ----------------------------------------------------------------------------------------
TOTAL                              $284,172   $108,139     $548,620   $13,776      $91,015   $121,915   $639,635   $761,550
                                   ----------------------------------------------------------------------------------------
                                   ----------------------------------------------------------------------------------------

ACQUISITIONS (continued)
   CALIFORNIA
Canyon Crest Views
    Riverside, CA                        $141                      1996      5 TO 40 YEARS
The Ashton
    Corona Hills, CA                      510                      1995      5 TO 40 YEARS
Portofino
    Chino Hills, CA                        91                      1996      5 TO 40 YEARS
Parkview Terrace Club
    Redlands, CA                          286                      1996      5 TO 40 YEARS
Redlands Lawn and Tennis Club
    Redlands, CA                           50                      1996      5 TO 40 YEARS
                                   ----------
SUBTOTAL ACQUISITIONS                   3,742
CORPORATE OFFICE
    SCOTTSDALE, AZ                        312                      1994      5 TO 8 YEARS
                                   ----------
TOTAL                                 $38,331
                                   ----------
                                   ----------

(1)  Projects are currently in the early planning stage.

(2) The Gates Project represents the costs associated with the Company's investment in constructing security gate systems at all its apartment communities.

*    Write-down of real estate assets.

                         EVANS WITHYCOMBE RESIDENTIAL, INC.
                     SCHEDULE III - REAL ESTATE INVESTMENTS AND
                             ACCUMULATED DEPRECIATION

     A summary of activity for real estate investments and accumulated depreciation is as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1996       1995       1994
                                                 --------   --------   --------
                                                      (AMOUNTS IN THOUSANDS)
Balance at beginning of period                   $587,183   $399,987   $292,513
  Acquisitions                                     88,648     77,895      5,849
  Improvements, including construction costs       85,719    109,301     66,604
  Elimination of accumulated depreciation
   at date of acquisition                               -          -    (38,360)(1)
  Fair value adjustment                                 -          -     73,381
                                                 --------   --------   --------
  Balance at close of period                     $761,550   $587,183   $399,987
                                                 --------   --------   --------
                                                 --------   --------   --------
Accumulated depreciation
  Balance at beginning of period                 $ 17,511   $  3,749   $ 32,065
    Depreciation                                   20,885     13,762     10,333
    Accumulated depreciation on disposals             (65)         -       (289)
    Elimination of accumulated depreciation
     at date of acquisition                             -          -    (38,360)
                                                 --------   --------   --------
Balance at close of period                       $ 38,331   $ 17,511   $  3,749
                                                 --------   --------   --------
                                                 --------   --------   --------

     Amount represents decrease in basis due to acquiring real estate at net book value at the time of the Offering.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       EVANS WITHYCOMBE RESIDENTIAL, L.P.

                                       By:  Evans Withycombe Residential, Inc.,
                                            as General Partner

                                       By:   /s/ PAUL R. FANNIN
                                          -------------------------------------
                                             Paul R. Fannin
                                             Senior Vice President and
                                             Chief Financial Officer,
                                             Secretary and Treasurer

Date:  March 19, 1997

                                EXHIBIT INDEX

     Certain of the exhibits required by Item 601 of Regulation S-K have been filed with previous reports by Evans Withycombe Residential, Inc. and are herein incorporated by reference thereto.

EXHIBIT NO.                      EXHIBIT
-----------                      -------
4.1* Amended and Restated Agreement of Limited Partnership of the Evans Withycombe Residential, L.P., dated as of August 17, 1994.

10.1** Asset Contribution Agreement by and among Evans Withycombe Residential, Inc. and Evans Withycombe Residential, L.P., as purchasers, and the Sellers listed therein, dated as of June 9, 1994.

10.2* Revolving Loan Agreement by and between Bank One, Arizona, N.A. and Evans Withycombe Residential, L.P., dated December 1, 1995.

10.3* Property Management Agreement by and between Evans Withycombe Residential, L.P. and Evans Withycombe Management, Inc. dated August 17, 1994.

10.4* Property Contribution Agreement by and between Evans Withycombe Residential, L.P., Evans Withycombe Residential, Inc. and Acacia Creek Limited Partnership dated as of February 1, 1995.

10.5* Loan Agreement by and between Northwestern Mutual Life Insurance and Evans Withycombe Residential, L.P., dated December 15, 1995.

10.6*** Revolving Loan Agreement by and between the Banks named herein, Bank One Arizona, N.A., as administrative agent, and Bank of America, National Trust and Savings Association and Wells Fargo Bank, National Association as co-agents, and Evans Withycombe Residential, L.P., dated September 24, 1996.

12.1+     Calculation of Ratio of Debt to Market Capitalization.

21.1+     List of Subsidiaries.

99.1+ Item 2. Properties, pages 5 through 8 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

99.2+ Item 10. Directors and Executive Officers of the Registrant, pages 23 through 27 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

99.3+ Item 11. Executive Compensation, pages 27 through 35 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

99.4+ Item 13. Certain Relationships and Related Transactions, page 37 from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

*Previously filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1995 and 1994 and incorporated herein by reference.

**Previously filed as an exhibit to the Company's Registration Statement on Form S-11 and amendments thereto (File No. 33-80150) and incorporated herein by reference.

***Previously filed as an exhibit to the Company's Registration Statement on Form S-3 and amendments thereto (File No. 333-17805) and is incorporated herein by reference.

+Previously filed.